FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.
3-1-02

For the month of March 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________

César Augusto Sizenando Silva
Vice-Presidente Corporativo

By: ______________________________

Adalberto de Moraes Schettert
[illegible]

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Fourth Quarter Ended December 31, 2001

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001

INDEX

Financial Statements

Notes to the Financial Statements and Other Information

Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

Risk Management

Complemental Statistical Information

Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

Amounts expressed in thousands of Brazilian reais

7001 - MANAGEMENT REPORT

Operational Highlights

Retail Bank

The Retail Bank reached the end of the 2001 fiscal year with a total portfolio of account holders, savings account clients, pensioners, Fininvest customers and customers of its financial companies amounting to 13.1 million. The expansion was significant, made possible largely by maintaining the ContAtiva (ActiveAccount) Program, as well as by the successful process of Banco Bandeirantes integration and the strategic partnerships signed with Globex/Investcred and Credi Luiza.

Designed to foster organic growth, the ContAtiva (ActiveAccount) Program, which started in October 2000, attained significant results in 2001. The target of opening 720,000 bank accounts was exceeded as roughly 852,000 new bank accounts were opened.

Scale gains were achieved and with quality. The activation index reached 98% among bank accounts achieved, which, in conjunction with the customer base that came from acquisitions, reflected favorably on the Bank's results.

In 2001, Unibanco established some important partnerships. The strategic association with Globex-Ponto Frio in August had the purpose of providing credit and offering services and products to the retail chain's customers. In September, through its affiliate Banco Fininvest, Unibanco entered into an association with Magazine Luiza (a department store chain with a strong presence in the interior of São Paulo state, western Paraná state and southern Minas Gerais state) to establish a shared company. The new company, Credi Luiza, will finance the retail chain's customers. Both chains are strongly complementary. Together, they account for 461 points of distribution to which Unibanco acquired access. Through these partnerships, Unibanco gained greater participation in the direct consumer credit market among the C and D lower income classes, the segment of Brazil's population with the greatest potential for growth in terms of absorption of financial products.

Another partnership announced in 2001 was between Banco1.net and Investshop, Brazil's largest financial services portal . Banco1.net is a uniqueproduct in terms of Internet services , developed to target a very exclusive market niche which lacked a major portal outlet.

Unibanco's retail credit operations, including Fininvest, Cartão Unibanco, its 33% stake in Credicard, Banco Dibens, Investcred Unibanco and Credi Luiza, posted outstanding results in 2001. The portfolio, which reached R$11 billion in December.

In the credit card segment, the incorporation of Cartão Unibanco by Credibanco S.A., now renamed Banco Credibanco – the group's bank dedicated to the credit card business - was noteworthy in 2001. Total cards issued reached 3.5 million, in December 2001. Billings measured by volume of customer purchases and drafts reached R$4.2 billion against with an increase of 27.3%. Average financed volume reached R$308 million with an increase of 42.7%. Credibanco – the Cartão Unibanco brand – had net income of R$92 million in 2001 as a result of the incorporation of Cartão Unibanco by Credibanco and the incorporation of the Banco Bandeirantes cards base, enlarging its client base and generating scale gains.

Unibanco also operates in the credit card market through its approximately 33% stake in Credicard S.A., Orbitall S.A. and Redecard S.A. These three companies contributed R$199 million to Unibanco's income during the period.

In the direct consumer credit segment, the Fininvest subsidiary attained net income of R$50 million in 2001, against R$24 million in 2000. The balance of the company's credit operations reached R$1.6 billion in December 2001, while total assets stood at R$2.2 billion.

Amounts expressed in thousands of Brazilian reais

Wholesale Bank

Throughout 2001, Unibanco's wholesale bank focused on its strategy of combining the power of a major commercial bank with the speed and agility of a leading investment bank to aid in Brazil's development. With a customer coverage structure that combines sector intelligence with regional offices, the Wholesale Bank worked with :

- 1,500 Large Companies (with sales in excess of R$100 million)
- 2,050 Medium-sized Companies (with sales from R$25 -100 million)
- 300 Institutional Investors
- 4,700 Investors in the Private Banking segment

The Wholesale Bank has been consistently consolidating its position in the chief segments in which it operates, as shown below:

Product	Ranking	Share %	Volume R$ MM
Fixed Income Origination	1st	19	3.076
Fixed Income Distribution	1st	19	3.080
BNDES Onlendings Disbursements	1st	11	1.817
BNDES-exim	1st	14	687

Source: Anbid and BNDES

Insurance, Private Pensions and Capitalization

The Insurance, Private Pensions and Capitalization businesses enjoyed R$216 million of income. Technical reserves under management reached R$2.3 billion at the end of the period.

Unibanco Seguros and AIG Brazil began operating in the market lace in 2001 as a single brand (Unibanco AIG Seguros & Previdência), thereby consolidating a strategic alliance process begun in 1997 between Unibanco and AIG – American International Group, the world's largest insurance group in terms of market value, with operations in 130 countries. Gradually, AIG Brasil and Unibanco Seguros integrated their operating and strategic areas. AIG Brasil continues offering its products to banks that do not carry out insurance business. The joining of the brands, coupled with the incorporation of Trevo Seguradora and Trevo Banorte Seguradora (companies belonging to Banco Bandeirantes) helped the period's strong growth.

Insurance market research carried out by USP (the University of São Paulo) in the first half of the year placed UNIBANCO AIG Seguros 2nd in quality of services and market positioning and 1st in institutional image.

Regarding Private Pension Plans, the results achieved by Prever Invest - which only targets individuals, the company's organic growth and the incorporation of the Bandeirantes Group portfolio were instrumental in attaining growth in 2001. Net income rose by 27.8%, totaling R$23.3 million, and technical reserves of R$1.5 billion in 2001. The company reached the end of 2001 with 477,000 individual customers and 785 corporate customers, consolidating its leadership in the Large Corporate market.

In the Capitalization segment, the family of products grew in 2001, with the introduction of e-Plin, a fully on-line capitalization security, through which customers take part in draws through the Internet. In December, the company and the Bandeirantes Radio and TV System introduced Unibanco Nota 10, a capitalization security that can be purchased through a single payment and that is sold in lottery shops and other alternative outlets. Furthermore, the characteristics of the Mega Plin were changed. Its profitability rose to 8% or R$17 million, over 2000. Unibanco Capitalização posted net income of R$53.7 million.

Amounts expressed in thousands of Brazilian reais

Unibanco Asset Management

Unibanco Asset Management – UAM, which manages third party funds, closed 2001 with a total volume of assets under management of R$20 billion, including R$5.0 billion in private pension funds, a segment in which the company ranks second in the market, according to ANBID.

At the end of the year, UAM took over the back-office operations of a major financial institution. This was UAM's first large-scale operation of this type, and significantly strengthened the company's institutional custodian business. The volume involved in the agreement, R$15 billion, will provide the immediate benefit of a gain in scale with a consequent reduction of unit costs. As this type of service will be a market trend, UAM is strategically positioned capable of fulfilling the needs of its partners in the financial market. Furthermore, during the course of 2001, new funds were introduced geared to client profile in terms of profitability and in operating terms, such as the Unibanco FIA Private Dividends fund, the first equity fund that distributes dividends directly to fund holders.

During the year, a new distribution channel was created (Alternative Channels), targeting a sophisticated market, namely, other financial institutions and consultants. These are portfolio or asset managers interested in offering the market's most profitable funds to their customers, namely individuals with a private banking profile. Although this area is still small, the volume of funds it manages doubled in four months of operation.

Standard & Poor's rated UAM as AMP-1 (the highest rating in the scale) in Asset Management Practices, representing very strong practices in managing third party funds

Unibanco Personnel

In 2001, the combination of hiring, developing and retaining talent continued to be the backbone of Unibanco's human resources objectives. Aggressive customer base growth, technological progress in all areas and a wide variety of functions further increased the qualification requirements for Unibanco staff. At the end of the period, the group had 29,704 employees.

Technology and the Internet

The new Unibanco.com portal began operating in the period, as did the new 30-Hour Online service. With an innovative format and a more objective and didactic browsing system, the portal and Internet Banking performed well during the year, generating a substantial expansion of the online customer base to 615,000 at the end of 2001, representing growth of 121% for the year. The redesign of Unibanco.com and the 30-Hour Online service allowed the introduction of products and services specifically developed for the electronic banking.

Amounts expressed in thousands of Brazilian reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	December 31, 2001
10.0.0.00.00.00	**TOTAL ASSETS**	**49,139,763.18**
10.1.0.00.00.00	**CURRENT ASSETS**	**32,083,892.59**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	837,711.32
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	5,531,253.99
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,426,487.35
10.1.2.22.00.00	Interbank Deposits	3,104,766.64
10.1.3.00.00.00	MARKETABLE SECURITIES	9,728,661.79
10.1.3.10.00.00	Own Portfolio	3,107,340.51
10.1.3.20.00.00	Subject to Repurchase Commitments	6,028,029.33
10.1.3.70.00.00	Linked to Brazilian Central Bank	564,246.42
10.1.3.40.00.00	Linked to guarantees rendered	40,220.87
10.1.3.90.00.00	Allowance for Losses	(11,175.34)
10.1.4.00.00.00	INTERBANK ACCOUNTS	1,456,844.63
10.1.4.10.00.00	Payments and Receipts Pending Settlement	9,907.11
10.1.4.20.00.00	Compulsory Deposits	1,442,283.04
10.1.4.20.10.00	Brazilian Central Bank	1,437,911.02
10.1.4.20.30.00	National Treasure - Rural Credit	564.02
10.1.4.20.40.00	SFH - National Housing System	3,808.00
10.1.4.70.00.00	Interbank Onlendings	944.85
10.1.4.80.00.00	Correspondent Banks	3,709.63
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,330.30
10.1.5.10.00.00	Third-party Funds in Transit	2,828.48
10.1.5.20.00.00	Internal Transfers of Funds	1,501.82
10.1.6.00.00.00	LENDING OPERATIONS	11,491,510.13
10.1.6.10.00.00	Lending Operations	12,191,468.60
10.1.6.10.10.00	Public Sector	12,781.53
10.1.6.10.20.00	Private Sector	12,178,687.07
10.1.6.90.00.00	Allowance for Lending Losses	(699,958.47)
10.1.7.00.00.00	LEASING OPERATIONS	108.61
10.1.7.10.00.00	Leasing Operations	111.97
10.1.7.10.20.00	Private Sector	111.97
10.1.7.90.00.00	Allowance for Leasing Losses	(3.36)
10.1.8.00.00.00	OTHER CREDITS	2,946,479.74
10.1.8.20.00.00	Foreign Exchange Portfolio	1,792,259.82
10.1.8.30.00.00	Income Receivable	167,386.19
10.1.8.40.00.00	Negotiation and Intermediation of Securities	481,704.14
10.1.8.70.00.00	Sundry	536,198.24
10.1.8.90.00.00	Allowance for Other Credits Losses	(31,068.65)
10.1.9.00.00.00	OTHER ASSETS	86,992.08
10.1.9.40.00.00	Other Assets	92,774.94
10.1.9.70.00.00	Allowance for Other Assets Losses	(41,494.48)
10.1.9.90.00.00	Prepaid Expenses	35,711.62

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
10.2.0.00.00.00	**LONG-TERM ASSETS**	**11,092,224.55**
10.2.2.00.00.00	INTERBANK INVESTMENTS	24,700.61
10.2.2.22.00.00	Interbank Deposits	24,700.61
10.2.3.00.00.00	MARKETABLE SECURITIES	3,364,555.51
10.2.3.10.00.00	Own Portfolio	2,470,576.31
10.2.3.70.00.00	Linked to Brazilian Central Bank	498,079.31
10.2.3.80.00.00	Certificates of Privatization	63.74
10.2.3.40.00.00	Linked to Guarantees Rendered	455,481.11
10.2.3.90.00.00	Allowance for Losses	(59,644.96)
10.2.4.00.00.00	INTERBANK ACCOUNTS	206,369.53
10.2.4.20.00.00	Compulsory Deposits	57,567.19
10.2.4.20.40.00	SFH - National Housing System	57,567.19
10.2.4.70.00.00	Interbank Onlendings	148,802.34
10.2.6.00.00.00	LENDING OPERATIONS	5,708,204.81
10.2.6.10.00.00	Lending Operations	5,913,840.34
10.2.6.10.10.00	Public Sector	234,817.10
10.2.6.10.20.00	Private Sector	5,679,023.24
10.2.6.90.00.00	Allowance for Lending Losses	(205,635.53)
10.2.7.00.00.00	LEASING OPERATIONS	1.56
10.2.7.10.00.00	Leasing Operations	1.61
10.2.7.10.20.00	Private Sector	1.61
10.2.7.90.00.00	Allowance for leasing losses	(0.05)
10.2.8.00.00.00	OTHER CREDITS	1,761,387.37
10.2.8.10.00.00	Receivables on Guarantees Honored	590.25
10.2.8.20.00.00	Foreign Exchange Portfolio	1,534.41
10.2.8.30.00.00	Income Receivable	2,969.39
10.2.8.40.00.00	Negotiation and Intermediation of Securities	140,750.35
10.2.8.50.00.00	Specific credits	3,818.87
10.2.8.70.00.00	Sundry	1,613,030.73
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,306.63)
10.2.9.00.00.00	OTHER ASSETS	27,005.16
10.2.9.90.00.00	Prepaid Expenses	27,005.16
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,963,646.04**
10.3.1.00.00.00	INVESTMENTS	5,126,765.63
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,091,285.49
10.3.1.20.10.00	Local	4,132,841.22
10.3.1.20.20.00	Foreign	958,444.27
10.3.1.50.00.00	Other Investments	77,450.16
10.3.1.90.00.00	Allowance for Losses	(41,970.02)
10.3.2.00.00.00	FIXED ASSETS	451,529.97
10.3.2.30.00.00	Land and buildings in use	158,723.31
10.3.2.40.00.00	Other Fixed Assets	647,797.41
10.3.2.90.00.00	Accumulated Depreciation	(354,990.75)
10.3.4.00.00.00	DEFERRED CHARGES	385,350.44
10.3.4.10.00.00	Organization and Expansion Costs	779,630.38
10.3.4.90.00.00	Accumulated Amortization	(394,279.94)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
40.0.0.00.00.00	**TOTAL LIABILITIES**	**49,139,763.18**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**31,431,689.85**
40.1.1.00.00.00	DEPOSITS	12,191,766.37
40.1.1.10.00.00	Demand Deposits	1,966,689.19
40.1.1.20.00.00	Savings Deposits	4,796,090.31
40.1.1.30.00.00	Interbank Deposits	478,186.64
40.1.1.40.00.00	Time Deposits	4,950,800.23
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,918,418.12
40.1.2.10.00.00	Own Portfolio	5,705,004.65
40.1.2.20.00.00	Third Parties Portfolio	2,213,413.47
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,294,365.22
40.1.3.30.00.00	Mortgage Notes	459,378.66
40.1.3.50.00.00	Securities Abroad	2,834,986.56
40.1.4.00.00.00	INTERBANK ACCOUNTS	34,931.67
40.1.4.10.00.00	Receipts and Payments Pending Settlement	4,304.10
40.1.4.40.00.00	Correspondent Banks	30,627.57
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	256,906.15
40.1.5.10.00.00	Third-Party Funds in Transit	243,422.87
40.1.5.20.00.00	Internal Transfer of Funds	13,483.28
40.1.6.00.00.00	BORROWINGS	4,557,224.34
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	486.39
40.1.6.30.00.00	Foreign Borrowings	4,556,737.95
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,141,579.47
40.1.7.10.00.00	National Treasury	500.06
40.1.7.30.00.00	BNDES (National Economic Development Bank)	454,658.24
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	686,421.17
40.1.9.00.00.00	OTHER LIABILIATIES	2,036,498.51
40.1.9.10.00.00	Collection of Taxes and Social Contributions	23,898.14
40.1.9.20.00.00	Foreign Exchange Portfolio	541,575.84
40.1.9.30.00.00	Social and Statutory	253,456.44
40.1.9.40.00.00	Taxes and Social Security	103,639.04
40.1.9.50.00.00	Negotiation and Intermediation of Securities	80,990.68
40.1.9.90.00.00	Sundry	1,032,938.37
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**11,623,669.88**
40.2.1.00.00.00	DEPOSITS	5,654,507.58
40.2.1.30.00.00	Interbank Deposits	95.01
40.2.1.40.00.00	Time Deposits	5,654,412.57
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,498,112.09
40.2.3.30.00.00	Mortgage Notes	1,882.73
40.2.3.50.00.00	Securities Abroad	1,496,229.36
40.2.6.00.00.00	BORROWINGS	494,008.57
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,253.86
40.2.6.30.00.00	Foreign Borrowings	492,754.71
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,131,791.26
40.2.7.10.00.00	National Treasury	74,487.59
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,188,747.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	868,556.02

Amounts expressed in thousands of Brazilian reais

40.2.9.00.00.00	OTHER LIABILIATIES	845,250.38
40.2.9.40.00.00	Taxes and Social Security	368,892.18
40.2.9.50.00.00	Negotiation and Intermediation of Securities	23,717.42
40.2.9.90.00.00	Sundry	452,640.78
40.5.0.00.00.00	**DEFERRED INCOME**	12,010.15
40.5.1.00.00.00	Deferred Income	12,010.15
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,072,393.30**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,490,837.41
40.6.1.20.00.00	Foreign Residents	1,199,764.40
40.6.4.00.00.00	Capital Reserves	157,740.69
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,123.57
40.6.6.00.00.00	Revenue Reserves	2,305,694.91
40.6.9.00.00.00	Treasury Stocks	(86,767.68)

Amounts expressed in thousands of Brazilian reais

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001	From January 1, 2001 to December 31, 2001
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	1,273,765.28	6,552,088.89
10.1.1.10.10.11	Lending Operations	764,429.51	3,913,964.40
10.1.1.10.10.15	Marketable Securities	452,103.81	2,455,643.28
10.1.1.10.10.17	Foreign Exchange Transactions	18,904.50	111,995.50
10.1.1.10.10.19	Compulsory Deposits	38,327.46	70,485.71
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(747,121.48)	(5,039,230.97)
10.1.1.10.20.12	Deposits and Securities Sold	(457,748.44)	(3,678,856.41)
10.1.1.10.20.14	Borrowings and Onlendings	(72,772.52)	(575,866.38)
10.1.1.10.20.16	Leasing Operations	(43.06)	(122.35)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(216,557.46)	(784,385.83)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	526,643.80	1,512,857.92
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(374,753.89)	(694,814.92)
10.1.1.20.21.00	Services Rendered	310,078.51	1,014,819.56
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(289,501.84)	(1,049,260.11)
10.1.1.20.24.00	Other Administrative Expenses	(404,571.68)	(1,355,159.39)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(77,938.24)	(215,750.26)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	202,557.74	1,114,680.21
10.1.1.20.25.00	Other Operating Income	-	151,609.51
10.1.1.20.32.00	Other Operating Expenses	(115,378.38)	(355,754.44)
10.1.1.00.00.00	OPERATING INCOME	151,889.91	818,043.00
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(4,918.09)	40,392.24
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	146,971.82	858,435.24
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	126,529.36	237,581.76
10.3.0.00.00.00	PROFIT SHARING	(32,867.69)	(124,076.24)
10.0.0.00.00.00	**NET INCOME**	**240,633.49**	**971,940.76**
30.0.0.00.00.00	NET INCOME PER SHARE: R$	0.000001736320039	0.000007013156058

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL INCREASE	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES LEGAL	REVENUE RESERVES STATUTORY	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
00.0.1.01.00.00	AT SEPTEMBER 30, 2001	3,386,273.11	-	157,553.70	5,281.88	211,852.14	2,030,964.52	302,551.20	(29,719.40)	6,064,757.15
00.0.1.02.00.00	PRIOR PERIOD ADJUSTMENTS	-	-	-	-	-	-	(7,315.54)	-	(7,315.54)
00.0.1.03.00.00	REVERSAL OF RESERVE	-	-	-	-	-	(5,371.30)	5,371.30	-	-
00.0.1.05.00.00	CAPITAL INCREASE	-	304,328.70	-	-	(15,100.33)	(286,906.32)	-	-	2,322.05
00.0.1.11.00.00	ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	-	(57,048.28)	(57,048.28)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	-	186.99	-	-	-	-	-	186.99
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	-	(158.31)	-	-	-	-	(158.31)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	240,633.49	-	240,633.49
00.0.1.20.00.00	RESERVES	-	-	-	-	27,062.02	343,194.18	(370,256.20)	-	-
00.0.1.21.00.00	DIVIDENDS	-	-	-	-	-	-	(170,984.25)	-	(170,985.25)
00.0.1.00.00.00	AT DECEMBER 31, 2001	3,386,273.11	304,328.70	157,740.69	5,123.57	223,813.83	2,081,881.08	-	(86,767.68)	6,072,393.30
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	304,328.70	186.99	(158.31)	11,961.69	50,916.56	(302,551.20)	(57,048.28)	7,636.15

Amounts expressed in thousands of Brazilian reais

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,718,117.78
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	209,798.23
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(6,617.20)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	2,322.05
10.3.1.00.00.00	Capital Increase	2,322.05
10.5.0.00.00.00	THIRD PARTY FUNDS	6,512,614.70
10.5.1.00.00.00	Increase in Liabilities	2,758,608.80
10.5.1.01.00.00	Deposits	2,740,461.24
10.5.1.05.00.00	Mortgage Notes	18,147.56
10.5.2.00.00.00	Decrease in Assets	3,193,084.46
10.5.2.01.00.00	Interbank Investments	1,541,073.22
10.5.2.02.00.00	Marketable Securities	29,900.81
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	1,021,542.94
10.5.2.05.00.00	Leasing Operations	5.84
10.5.2.06.00.00	Other Credits	600,561.65
10.5.3.00.00.00	Sale of Assets and Investments	15,033.27
10.5.3.02.00.00	Foreclosed Assets	14,848.08
10.5.3.03.00.00	Fixed Assets	185.19
10.5.4.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED FROM SUBSIDIARY COMPANIES	545,888.17
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,482,378.76
20.2..0.00.00.00	PROPOSED DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	170,984.25
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	57,048.28
20.4.0.00.00.00	INVESTMENTS IN	639,075.47
20.4.1.00.00.00	Subsidiary and Associated Companies	580,236.66
20.4.2.00.00.00	Foreclosed Assets	6,303.61
20.4.3.00.00.00	Fixed Assets	44,632.17
20.4.5.00.00.00	Investments	7,903.03
20.5.0.00.00.00	DEFERRED CHARGES	62,553.85
20.6.0.00.00.00	INCREASE IN ASSETS	212,004.05
20.6.4.00.00.00	Lending Operations	189,551.47
20.6.7.00.00.00	Other Assets	22,452.58
20.7.0.00.00.00	DECREASE IN LIABILITIES	5,340,712.86
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	1,677,482.41
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,115,338.81
20.7.8.00.00.00	Borrowings and Onlending in Brazil – Governmental Agencies	936,528.40
20.7.9.00.00.00	Other Liabilities	1,611,363.24
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	235,739.02
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINING OF THE PERIOD	601,972.30
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	837,711.32
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	235,739.02

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2001
10.0.0.00.00.00	**TOTAL ASSETS**	**55,616,443.36**
10.1.0.00.00.00	**CURRENT ASSETS**	**37,214,314.55**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	993,239.06
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	4,673,056.82
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,610,408.34
10.1.2.22.00.00	Interbank Deposits	1,709,654.42
10.1.2.26.00.00	Savings Deposits	352,994.06
10.1.3.00.00.00	MARKETABLE SECURITIES	10,129,338.26
10.1.3.10.00.00	Own Portfolio	2,981,547.90
10.1.3.20.00.00	Subject to Repurchase Commitments	6,327,842.37
10.1.3.70.00.00	Linked to Brazilian Central Bank	760,018.62
10.1.3.40.00.00	Linked to Guarantees Rendered	95,173.02
10.1.3.90.00.00	Allowance for Losses	(35,243.65)
10.1.4.00.00.00	INTERBANK ACCOUNTS	1,545,152.69
10.1.4.10.00.00	Payments and Receipts Pending Settlement	14,824.34
10.1.4.20.00.00	Compulsory Deposits	1,518,045.52
10.1.4.20.10.00	Brazilian Central Bank	1,513,673.50
10.1.4.20.30.00	National Treasure - Rural Credit	564.02
10.1.4.20.40.00	SFH - National Housing System	3,808.00
10.1.4.70.00.00	Interbank Onlendings	944.85
10.1.4.80.00.00	Correspondent Banks	11,337.98
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,526.44
10.1.5.10.00.00	Third-party Funds in Transit	3,024.62
10.1.5.20.00.00	Internal Transfers of Funds	1,501.82
10.1.6.00.00.00	LENDING OPERATIONS	15,462,711.93
10.1.6.10.00.00	Lending Operations	16,658,363.59
10.1.6.10.10.00	Public Sector	12,781.53
10.1.6.10.20.00	Private Sector	16,645,582.06
10.1.6.90.00.00	Allowance for Lending Losses	(1,195,651.66)
10.1.7.00.00.00	LEASING OPERATIONS	443,777.77
10.1.7.10.00.00	Leasing Operations	858,078.75
10.1.7.10.20.00	Private Sector	858,078.75
10.1.7.80.00.00	Unearned Leasing Income	(374,975.75)
10.1.7.90.00.00	Allowance for Leasing Losses	(39,325.23)
10.1.8.00.00.00	OTHER CREDITS	3,690,367.33
10.1.8.20.00.00	Foreign Exchange Portfolio	1,792,259.82
10.1.8.30.00.00	Income Receivable	73,837.12
10.1.8.40.00.00	Negotiation and Intermediation of Securities	516,820.85
10.1.8.70.00.00	Sundry	1,348,602.79
10.1.8.90.00.00	Allowance for Other Credits Losses	(41,153.25)
10.1.9.00.00.00	OTHER ASSETS	272,144.25
10.1.9.40.00.00	Other Assets	218,668.30
10.1.9.70.00.00	Allowance for Other Assets Losses	(66,654.08)
10.1.9.90.00.00	Prepaid Expenses	120,130.03

Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
10.2.0.00.00.00	**LONG-TERM ASSETS**	**14,838,162.01**
10.2.2.00.00.00	INTERBANK INVESTMENTS	24,700.61
10.2.2.22.00.00	Interbank Deposits	24,700.61
10.2.3.00.00.00	MARKETABLE SECURITIES	5,225,497.88
10.2.3.10.00.00	Own Portfolio	4,007,525.95
10.2.3.70.00.00	Linked to Brazilian Central Bank	560,014.08
10.2.3.80.00.00	Certificates of Privatization	180.05
10.2.3.40.00.00	Linked to Guarantees Rendered	751,397.59
10.2.3.90.00.00	Allowance for Losses	(93,619.79)
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,567.19
10.2.4.20.00.00	Compulsory Deposits	57,567.19
10.2.4.20.40.00	SFH – National Housing System	57,567.19
10.2.6.00.00.00	LENDING OPERATIONS	6,037,716.37
10.2.6.10.00.00	Lending Operations	6,255,874.37
10.2.6.10.10.00	Public Sector	234,817.10
10.2.6.10.20.00	Private Sector	6,021,057.27
10.2.6.90.00.00	Allowance for Lending Losses	(218,158.00)
10.2.7.00.00.00	LEASING OPERATIONS	256,631.02
10.2.7.10.00.00	Leasing Operations	643,762.70
10.2.7.10.20.00	Private Sector	643,762.70
10.2.7.80.00.00	Unearned Leasing Income	(353,911.49)
10.2.7.90.00.00	Allowance for Leasing Losses	(33,220.19)
10.2.8.00.00.00	OTHER CREDITS	3,181,512.58
10.2.8.10.00.00	Receivables on Guarantees Honored	590.25
10.2.8.20.00.00	Foreign Exchange Portfolio	1,534.42
10.2.8.30.00.00	Income Receivable	3,229.45
10.2.8.40.00.00	Negotiation and Intermediation of Securities	101,873.65
10.2.8.50.00.00	Specific Credits	3,818.87
10.2.8.70.00.00	Sundry	3,081,453.37
10.2.8.90.00.00	Allowance for Other Credits Losses	(10,987.43)
10.2.9.00.00.00	OTHER ASSETS	54,536.36
10.2.9.90.00.00	Prepaid Expenses	54,536.36
10.3.0.00.00.00	**PERMANENT ASSETS**	**3,563,966.80**
10.3.1.00.00.00	INVESTMENTS	1,693,728.06
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,541,624.16
10.3.1.20.10.00	Local	1,541,624.16
10.3.1.50.00.00	Other Investments	230,894.80
10.3.1.90.00.00	Allowance for Losses	(78,790.90)
10.3.2.00.00.00	FIXED ASSETS	1,238,527.27
10.3.2.30.00.00	Land and Buildings in Use	910,665.15
10.3.2.40.00.00	Other Fixed Assets	1,028,176.57
10.3.2.90.00.00	Accumulated Depreciation	(700,314.45)
10.3.3.00.00.00	LEASED FIXED ASSETS	2,204.31
10.3.3.20.00.00	Leased Assets	3,307.85
10.3.3.90.00.00	Accumulated Depreciation	(1,103.54)
10.3.4.00.00.00	DEFERRED CHARGES	629,507.16
10.3.4.10.00.00	Organization and Expansion Costs	1,164,949.64
10.3.4.90.00.00	Accumulated Amortization	(535,442.48)

Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
40.0.0.00.00.00	**TOTAL LIABILITIES**	**55,616,443.36**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**36,927,631.54**
40.1.1.00.00.00	DEPOSITS	13,664,793.67
40.1.1.10.00.00	Demand Deposits	2,402,944.57
40.1.1.20.00.00	Savings Deposits	4,733,743.39
40.1.1.30.00.00	Interbank Deposits	152,113.93
40.1.1.40.00.00	Time Deposits	6,375,991.78
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,087,205.64
40.1.2.10.00.00	Own Portfolio	5,915,618.72
40.1.2.20.00.00	Third Parties Portfolio	2,171,586.92
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,386,919.62
40.1.3.30.00.00	Mortgage Notes	467,404.12
40.1.3.50.00.00	Securities Abroad	1,919,515.50
40.1.4.00.00.00	INTERBANK ACCOUNTS	59,476.55
40.1.4.10.00.00	Receipts and Payments Pending Settlement	11,152.87
40.1.4.30.00.00	Interbank Onlendings	36,695.82
40.1.4.40.00.00	Correspondent Banks	11,627.86
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	258,218.75
40.1.5.10.00.00	Third-Party Funds in Transit	244,658.71
40.1.5.20.00.00	Internal Transfer of Funds	13,560.04
40.1.6.00.00.00	BORROWINGS	4,815,262.48
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	486.39
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	290,708.28
40.1.6.30.00.00	Foreign Borrowings	4,524,067.81
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,212,142.61
40.1.7.10.00.00	National Treasury	500.06
40.1.7.30.00.00	BNDES (National Economic Development Bank)	454,658.24
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	756,984.31
40.1.9.00.00.00	OTHER LIABILIATIES	6,443,612.22
40.1.9.10.00.00	Collection of Taxes and Social Contributions	24,744.46
40.1.9.20.00.00	Foreign Exchange Portfolio	541,579.35
40.1.9.30.00.00	Social and Statutory	311,486.44
40.1.9.40.00.00	Taxes and Social Security	391,245.28
40.1.9.50.00.00	Negotiation and Intermediation of Securities	239,714.90
40.1.9.90.00.00	Sundry	4,934,841.79

Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**11,530,168.13**
40.2.1.00.00.00	DEPOSITS	5,267,017.77
40.2.1.30.00.00	Interbank Deposits	6,099.49
40.2.1.40.00.00	Time Deposits	5,260,918.28
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	910,154.05
40.2.3.30.00.00	Mortgage Notes	10,465.89
40.2.3.50.00.00	Securities Abroad	899,688.16
40.2.6.00.00.00	BORROWINGS	499,746.18
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,253.86
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	0.14
40.2.6.30.00.00	Foreign Borrowings	498,492.18
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,223,561.05
40.2.7.10.00.00	National Treasury	74,487.59
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,188,747.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	960,325.81
40.2.9.00.00.00	OTHER LIABILIATIES	1,629,689.08
40.2.9.40.00.00	Taxes and Social Security	872,963.27
40.2.9.50.00.00	Negotiation and Intermediation of Securities	40,100.01
40.2.9.90.00.00	Sundry	716,625.80
40.5.0.00.00.00	**DEFERRED INCOME**	52,618.31
40.5.1.00.00.00	Deferred Income	52,618.31
40.9.0.00.00.00	MINORITY INTEREST	1,033,632.08
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,072,393.30**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,490,837.41
40.6.1.20.00.00	Foreign Residents	1,199,764.40
40.6.4.00.00.00	Capital Reserves	157,740.69
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,123.57
40.6.6.00.00.00	Revenue Reserves	2,305,694.91
40.6.9.00.00.00	Treasury Stocks	(86,767.68)

Amounts expressed in thousands of Brazilian reais

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001	From January 1, 2001 to December 31, 2001
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	1,807,811.06	10,307,632.03
10.1.1.10.10.11	Lending Operations	1,530,886.81	6,655,056.68
10.1.1.10.10.13	Leasing Operations	25,406.62	301,932.18
10.1.1.10.10.15	Marketable Securities	190,622.87	3,111,434.65
10.1.1.10.10.17	Foreign Exchange Transactions	22,099.24	117,338.72
10.1.1.10.10.19	Compulsory Deposits	38,795.52	121,869.80
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(883,439.13)	(6,571,348.97)
10.1.1.10.20.12	Deposits and Securities Sold	(189,489.87)	(4,075,883.03)
10.1.1.10.20.14	Borrowings and Onlendings	(72,733.74)	(713,334.28)
10.1.1.10.20.16	Leasing Operations	(132,404.99)	(132,404.99)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(488,810.53)	(1,649,726.67)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	924,371.93	3,736,283.06
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(824,471.03)	(2,502,453.85)
10.1.1.20.21.00	Services Rendered	588,214.59	2,184,966.36
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(392,882.88)	(1,603,422.72)
10.1.1.20.24.00	Other Administrative Expenses	(617,157.98)	(2,360,440.82)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(170,331.75)	(585,121.84)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	230.44	7,574.60
10.1.1.20.25.00	Other Operating Income	319,960.83	2,167,353.10
10.1.1.20.32.00	Other Operating Expenses	(552,504.28)	(2,313,362.53)
10.1.1.00.00.00	OPERATING INCOME	99,900.90	1,233,829.21
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,387.70)	27,428.34
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	92,513.20	1,261,257.55
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	86,804.76	(11,675.36)
10.3.0.00.00.00	PROFIT SHARING	(45,290.65)	(170,215.61)
40.0.0.00.00.00	MINORITY INTEREST	(25,798.81)	(107,425.82)
10.0.0.00.00.00	NET INCOME	266,432.30	1,079,366.58
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001736320039	0.000007013156058

Amounts expressed in thousands of Brazilian reais

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL INCREASE	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		RETAINED EARNINGS	TREASURY STOCKS	TOTAL
						LEGAL	STATUTORY			
00.0.1.01.00.00	AT SEPTEMBER 30, 2001	3,386,273.11	-	157,553.70	5,281.88	211,852.14	2,030,964.52	302,551.20	(29,719.40)	6,064,757.15
00.0.1.02.00.0	PRIOR PERIOD ADJUSTMENTS	-	-	-	-	-	-	(7,315.54)	-	(7,315.54)
00.0.1.03.00.00	REVERSAL OF RESERVE	-	-	-	-	-	(5,371.30)	5,371.30	-	-
00.0.1.05.00.00	CAPITAL INCREASE	-	304,328.70	-	-	(15,100.33)	(286,906.32)	-	-	2,322.05
00.0.1.11.00.00	ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	-	(57,048.28)	(57,048.28)
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	-	186.99	-	-	-	-	-	186.99
00.0.1.13.00.00	REVERSION/ REALIZATION OF REVALUATION RESERVE	-	-	-	(158.31)	-	-	-	-	(158.31)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	240,633.49	-	240,633.49
00.0.1.20.00.00	RESERVES	-	-	-	-	27,062.02	343,194.18	(370,256.20)	-	-
00.0.1.21.00.00	DIVIDENDS	-	-	-	-	-	-	(170,984.25)	-	(170,984.25)
00.0.1.00.00.00	AT DECEMBER 31,2001	3,386,273.11	304,328.70	157,740.69	5,123.57	223,813.83	2,081,881.08	-	(86,767.68)	6,072,393.30
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	304,328.70	186.99	(158.31)	11,961.69	50,916.56	(302,551.20)	(57,048.28)	7,636.15

Amounts expressed in thousands of Brazilian reais

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	7,004,377.03
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	333,513.30
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(9,997.62)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	2,322.05
10.3.1.00.00.00	Capital Increase	2,322.05
10.5.0.00.00.00	THIRD PARTY FUNDS	6,678,539.30
10.5.1.00.00.00	Increase in Liabilities	2,486,184.76
10.5.1.01.00.00	Deposits	2,465,395.36
10.5.1.05.00.00	Mortgage Notes	20,789.40
10.5.2.00.00.00	Decrease in Assets	4,120,318.71
10.5.2.01.00.00	Interbank Investments	2,031,025.97
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	1,062,244.05
10.5.2.05.00.00	Leasing Operations	49,650.40
10.5.2.07.00.00	Other Credits	977,398.29
10.5.3.00.00.00	Sale of Assets and Investments	71,535.83
10.5.3.01.00.00	Investments in Subsidiary Companies	9,658.85
10.5.3.02.00.00	Foreclosed Assets	28,195.42
10.5.3.03.00.00	Fixed Assets	33,681.56
10.5.4.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED FROM SUBSIDIARIES AND ASSOCIATED COMPANIES	500.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,797,870.61
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	170,984.25
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	57,048.28
20.4.0.00.00.00	INVESTMENTS IN	167,990.96
20.4.1.00.00.00	Subsidiary and Associated Companies	117,465.79
20.4.2.00.00.00	Foreclosed Assets	4,845.90
20.4.3.00.00.00	Fixed Assets	45,679.27
20.5.0.00.00.00	DEFERRED CHARGES	112,690.39
20.6.0.00.00.00	INCREASE IN ASSETS	1,339,902.26
20.6.2.00.00.00	Marketable Securities	461,084.24
20.6.4.00.00.00	Interbank and Interdepartmental Accounts	846,177.43
20.6.7.00.00.00	Other Assets	32,640.59
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,949,254.47
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	1,423,311.89
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,224,890.79
20.7.8.00.00.00	Borrowings and Onlendings in Brazil – Governmental Agencies	895,754.55
20.7.9.00.00.00	Other Liabilities	1,405,297.24
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	206,506.42
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	786,732.64
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	993,239.06
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	206,506.42

Amounts expressed in thousands of Brazilian reais

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2001
10.0.0.00.00.00	**TOTAL ASSETS**	**51,753,738.12**
10.1.0.00.00.00	**CURRENT ASSETS**	**32,272,539.74**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	933,912.24
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	4,429,352.04
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,610,408.34
10.1.2.22.00.00	Interbank Deposits	1,818,943.70
10.1.3.00.00.00	MARKETABLE SECURITIES	8,250,494.35
10.1.3.10.00.00	Own Portfolio	1,087,493.82
10.1.3.20.00.00	Subject to Repurchase Commitments	6,333,410.86
10.1.3.70.00.00	Linked to Brazilian Central Bank	755,051.96
10.1.3.40.00.00	Linked to guarantee rendered	95,173.02
10.1.3.90.00.00	Allowance for Losses	(20,635.31)
10.1.4.00.00.00	INTERBANK ACCOUNTS	1,545,152.68
10.1.4.10.00.00	Payments and Receipts Pending Settlement	14,824.34
10.1.4.20.00.00	Compulsory Deposits	1,518,045.51
10.1.4.20.10.00	Brazilian Central Bank	1,513,673.50
10.1.4.20.30.00	National Treasure - Rural Credit	564.01
10.1.4.20.40.00	SFH - National Housing System	3,808.00
10.1.4.70.00.00	Interbank Onlendings	944.85
10.1.4.80.00.00	Correspondent Banks	11,337.98
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	4,526.44
10.1.5.10.00.00	Third-party Funds in Transit	3,024.62
10.1.5.20.00.00	Internal Transfers of Funds	1,501.82
10.1.6.00.00.00	LENDING OPERATIONS	13,508,566.46
10.1.6.10.00.00	Lending Operations	14,380,631.93
10.1.6.10.10.00	Public Sector	12,781.53
10.1.6.10.20.00	Private Sector	14,367,850.40
10.1.6.90.00.00	Allowance for Lending Losses	(872,065.47)
10.1.7.00.00.00	LEASING OPERATIONS	(29,970.84)
10.1.7.10.00.00	Leasing Operations	358,822.44
10.1.7.10.20.00	Private Sector	358,822.44
10.1.7.80.00.00	Unearned Leasing Income	(349,468.05)
10.1.7.90.00.00	Allowance for Leasing Losses	(39,325.23)
10.1.8.00.00.00	OTHER CREDITS	3,434,099.83
10.1.8.20.00.00	Foreign Exchange Portfolio	1,792,259.82
10.1.8.30.00.00	Income Receivable	146,584.95
10.1.8.40.00.00	Negotiation and Intermediation of Securities	508,257.33
10.1.8.70.00.00	Sundry	1,028,057.06
10.1.8.90.00.00	Allowance for Other Credits Losses	(41,059.33)
10.1.9.00.00.00	OTHER ASSETS	196,406.54
10.1.9.40.00.00	Other Assets	198,556.12
10.1.9.70.00.00	Allowance for Other Assets Losses	(66,654.08)
10.1.9.90.00.00	Prepaid Expenses	64,504.50

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
10.2.0.00.00.00	**LONG-TERM ASSETS**	**13,522,440.59**
10.2.2.00.00.00	INTERBANK INVESTMENTS	24,700.61
10.2.2.22.00.00	Interbank Deposits	24,700.61
10.2.3.00.00.00	MARKETABLE SECURITIES	4,412,338.89
10.2.3.10.00.00	Own Portfolio	3,202,609.00
10.2.3.70.00.00	Linked to Brazilian Central Bank	524,032.21
10.2.3.80.00.00	Certificates of Privatization	160.09
10.2.3.40.00.00	Linked to Guarantees Rendered	751,397.60
10.2.3.90.00.00	Allowance for Losses	(65,860.01)
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,567.19
10.2.4.20.00.00	Compulsory Deposits	57,567.19
10.2.4.20.40.00	SFH - National Housing System	57,567.19
10.2.6.00.00.00	LENDING OPERATIONS	6,027,780.47
10.2.6.10.00.00	Lending Operations	6,245,938.47
10.2.6.10.10.00	Public Sector	234,817.10
10.2.6.10.20.00	Private Sector	6,011,121.37
10.2.6.90.00.00	Allowance for Lending Losses	(218,158.00)
10.2.7.00.00.00	LEASING OPERATIONS	(12,139.67)
10.2.7.10.00.00	Leasing Operations	397,714.98
10.2.7.10.20.00	Private Sector	397,714.98
10.2.7.80.00.00	Unearned Leasing Income	(376,634.46)
10.2.7.90.00.00	Allowance for Leasing Losses	(33,220.19)
10.2.8.00.00.00	OTHER CREDITS	2,957,656.74
10.2.8.10.00.00	Receivables on Guarantees Honored	590.25
10.2.8.20.00.00	Foreign Exchange Portfolio	1,534.42
10.2.8.30.00.00	Income Receivable	3,229.45
10.2.8.40.00.00	Negotiation and Intermediation of Securities	156,146.35
10.2.8.50.00.00	Specific credits	3,818.87
10.2.8.70.00.00	Sundry	2,803,324.84
10.2.8.90.00.00	Allowance for Other Credits Losses	(10,987.44)
10.2.9.00.00.00	OTHER ASSETS	54,536.36
10.2.9.90.00.00	Prepaid Expenses	54,536.36
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,958,757.79**
10.3.1.00.00.00	INVESTMENTS	3,296,997.68
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,827,913.58
10.3.1.20.10.00	Local Residents	2,712,898.98
10.3.1.20.20.00	Foreign residents	115,014.60
10.3.1.50.00.00	Other Investments	525,145.77
10.3.1.90.00.00	Allowance for Losses	(56,061.67)
10.3.2.00.00.00	FIXED ASSETS	498,291.41
10.3.2.30.00.00	Land and buildings in use	187,579.61
10.3.2.40.00.00	Other Fixed Assets	706,488.84
10.3.2.90.00.00	Accumulated Depreciation	(395,777.04)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,634,629.84
10.3.3.20.00.00	Leased Assets	2,627,401.62
10.3.3.90.00.00	Accumulated depreciation	(992,771.78)
10.3.4.00.00.00	DEFERRED CHARGES	528,838.86
10.3.4.10.00.00	Organization and Expansion Costs	990,618.99
10.3.4.90.00.00	Accumulated Amortization	(461,780.13)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
40.0.0.00.00.00	**TOTAL LIABILITIES**	**51,753,738.12**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**33,819,225.10**
40.1.1.00.00.00	DEPOSITS	13,790,421.91
40.1.1.10.00.00	Demand Deposits	2,407,984.34
40.1.1.20.00.00	Savings Deposits	4,946,565.52
40.1.1.30.00.00	Interbank Deposits	141,773.04
40.1.1.40.00.00	Time Deposits	6,294,099.01
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,092,404.62
40.1.2.10.00.00	Own Portfolio	5,920,817.70
40.1.2.20.00.00	Third Parties Portfolio	2,171,586.92
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,622,128.77
40.1.3.30.00.00	Mortgage Notes	459,378.66
40.1.3.50.00.00	Securities Abroad	2,162,750.11
40.1.4.00.00.00	INTERBANK ACCOUNTS	186,573.10
40.1.4.10.00.00	Receipts and Payments Pending Settlement	11,152.87
40.1.4.30.00.00	Interbank Onlendings	36,695.82
40.1.4.40.00.00	Correspondent Banks	138,724.41
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	258,218.75
40.1.5.10.00.00	Third-Party Funds in Transit	244,658.71
40.1.5.20.00.00	Internal Transfer of Funds	13,560.04
40.1.6.00.00.00	BORROWINGS	4,506,333.40
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	486.39
40.1.6.30.00.00	Foreign Borrowings	4,505,847.01
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,212,142.61
40.1.7.10.00.00	National Treasury	500.06
40.1.7.30.00.00	BNDES (National Economic Development Bank)	454,658.24
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	756,984.31
40.1.9.00.00.00	OTHER LIABILIATIES	3,151,001.94
40.1.9.10.00.00	Collection of Taxes and Social Contributions	24,560.11
40.1.9.20.00.00	Foreign Exchange Portfolio	541,579.35
40.1.9.30.00.00	Social and Statutory	262,043.77
40.1.9.40.00.00	Taxes and Social Security	166,253.58
40.1.9.50.00.00	Negotiation and Intermediation of Securities	222,516.36
40.1.9.90.00.00	Sundry	1,934,048.77

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2001
Amounts expressed in thousands of Brazilian reais

CODE	DESCRIPTION	December 31, 2001
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**11,712,102.11**
40.2.1.00.00.00	DEPOSITS	5,612,009.25
40.2.1.30.00.00	Interbank Deposits	6,099.49
40.2.1.40.00.00	Time Deposits	5,605,909.76
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	678,715.27
40.2.3.30.00.00	Mortgage Notes	1,882.73
40.2.3.50.00.00	Securities Abroad	676,832.54
40.2.6.00.00.00	BORROWINGS	499,746.05
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	1,253.86
40.2.6.30.00.00	Foreign Borrowings	498,492.19
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,223,561.05
40.2.7.10.00.00	National Treasury	74,487.59
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,188,747.65
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	960,325.81
40.2.9.00.00.00	OTHER LIABILIATIES	1,698,070.49
40.2.9.40.00.00	Taxes and Social Security	675,802.13
40.2.9.50.00.00	Negotiation and Intermediation of Securities	40,100.01
40.2.9.90.00.00	Sundry	982,168.35
40.5.0.00.00.00	**DEFERRED INCOME**	18,937.83
40.5.1.00.00.00	Deferred Income	18,937.83
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,203,473.08**
40.6.1.00.00.00	Capital	3,772,489.74
40.6.1.10.00.00	Local Residents	2,667,296.65
40.6.1.20.00.00	Foreign Residents	1,105,193.09
40.6.4.00.00.00	Capital Reserves	157,923.92
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,123.73
40.6.6.00.00.00	Revenue Reserves	2,314,726.08
40.6.8.00.00.00	Retained earnings	43,422.53
40.6.9.00.00.00	Treasury Stocks	(90,212.92)

Amounts expressed in thousands of Brazilian reais

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001	From January 1, 2001 to December 31, 2001
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	1,627,983.61	8,704,620.64
10.1.1.10.10.11	Lending Operations	1,324,386.29	5,373,982.27
10.1.1.10.10.13	Leasing Operations	25,407.07	429,945.12
10.1.1.10.10.15	Marketable Securities	217,227.53	2,659,990.77
10.1.1.10.10.17	Foreign Exchange Transactions	22,289.99	118,955.47
10.1.1.10.10.19	Compulsory Deposits	38,672.73	121,747.01
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(799,278.34)	(5,936,118.62)
10.1.1.10.20.12	Deposits and Securities Sold	(317,114.30)	(4,001,780.67)
10.1.1.10.20.14	Borrowings and Onlendings	(33,166.93)	(691,761.88)
10.1.1.10.20.16	Leasing Operations	-	(260,417.49)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(448,997.11)	(982,158.58)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	828,705.27	2,768,502.02
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(711,376.99)	(1,903,862.69)
10.1.1.20.21.00	Services Rendered	409,481.42	1,333,557.41
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(315,683.01)	(1,228,198.37)
10.1.1.20.24.00	Other Administrative Expenses	(546,122.44)	(1,924,375.70)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(103,351.93)	(348,063.76)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	(274,904.08)	473,992.70
10.1.1.20.25.00	Other Operating Income	-	285,146.18
10.1.1.20.32.00	Other Operating Expenses	119,203.05	(495,921.15)
10.1.1.00.00.00	OPERATING INCOME	117,328.28	864,639.33
10.1.2.00.00.00	NON-OPERATING INCOME, NET	101,014.99	143,815.94
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	218,343.27	1,008,455.27
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	58,880.52	120,867.61
10.3.0.00.00.00	PROFIT SHARING	(36,814.92)	(141,777.79)
10.0.0.00.00.00	**NET INCOME**	**240,408.87**	**987,545.09**
30.0.0.00.00.00	NET INCOME PER SHARE: R$	0.000001734699266	0.000007125750987

Amounts expressed in thousands of Brazilian reais

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From October 1, 2001 to December 31, 2001
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,993,249.58
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	863,555.75
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(8,568.61)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	2,322.05
10.3.1.00.00.00	Capital Increase	2,322.05
10.5.0.00.00.00	THIRD PARTY FUNDS	6,135,940.39
10.5.1.00.00.00	Increase in Liabilities	2,367,837.17
10.5.1.01.00.00	Deposits	2,349,689.61
10.5.1.05.00.00	Mortgage Notes	18,147.56
10.5.2.00.00.00	Decrease in Assets	3,594,030.05
10.5.2.01.00.00	Interbank Investments	1,917,107.78
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	1,068,930.13
10.5.2.06.00.00	Other Credits	607,992.14
10.5.3.00.00.00	Sale of Assets and Investments	161,896.17
10.5.3.02.00.00	Foreclosed Assets	26,273.74
10.5.3.03.00.00	Fixed Assets	49,451.13
10.5.3.04.00.00	Leased Fixed Assets	80,161.50
10.5.3.05.00.00	Investments	6,009.80
10.5.4.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL RECEIVED FROM SUBSIDIARY COMPANIES	12,177.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,787,528.53
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	182,118.40
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	57,048.29
20.4.0.00.00.00	INVESTMENTS IN	772,445.49
20.4.1.00.00.00	Subsidiary and Associated Companies	1,404.10
20.4.2.00.00.00	Foreclosed Assets	12,308.51
20.4.3.00.00.00	Fixed Assets	90,973.32
20.4.4.00.00.00	Leased Fixed Assets	124,034.85
20.4.5.00.00.00	Investments	543,724.71
20.5.0.00.00.00	DEFERRED CHARGES	83,688.63
20.6.0.00.00.00	INCREASE IN ASSETS	446,177.64
20.6.2.00.00.02	Marketable Securities	224,807.62
20.6.4.00.00.00	Lending Operations	189,958.50
20.6.5.00.00.00	Leasing Operations	5,880.71
20.6.7.00.00.00	Other Assets	25,530.81
20.7.0.00.00.00	DECREASE IN LIABILITIES	5,246,050.08
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	1,417,539.44
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,104,480.32
20.7.8.00.00.00	Borrowings and Onlending in Brazil – Governmental Agencies	957,273.52
20.7.9.00.00.00	Other Liabilities	1,766,756.80
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	205,721.05
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINING OF THE PERIOD	728,191.19
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	933,912.24
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	205,721.05

Amounts expressed in thousands of Brazilian reais

7013 - FINANCIAL ECONOMIC GROUP – CONEF

CONEF		December 31, 2001
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	51,384,808.45
10.1.0.00.00-2	AVAILABLE FUNDS	993,239.06
10.1.1.00.00-5	Cash	548,634.72
10.1.2.00.00-8	Bank Deposits	54,241.56
10.1.3.00.00-1	Free Reserves	6,657.87
10.1.4.00.00-4	Investments in Gold	3,699.48
10.1.5.00.00-7	Foreign Money Supply	380,005.43
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	364,637.77
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	15,367.66
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	4,697,757.42
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	2,610,408.34
10.2.1.10.00-1	RESALES TO LIQUIDATE- OWN PORTFOLIO	396,991.33
10.2.1.10.10-4	Federal Government Securities	396,991.33
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	2,213,417.01
10.2.2.00.00-7	Interbank Deposits	1,671,791.16
10.2.2.10.00-4	INTERBANK DEPOSITS	1,671,791.16
10.2.5.00.00-6	Saving Deposits	352,994.06
10.2.6.00.00-9	Foreign Currency Investments	62,563.86
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	16,805.87
10.2.6.20.00-3	Central Bank – Excess of Position	45,757.99
10.3.0.00.00-0	MARKETABLE SECURITIES	15,354,836.16
10.3.1.00.00-3	Marketable Securities	6,854,714.28
10.3.1.10.00-0	FIXED RATE SECURITIES	3,942,887.70
10.3.1.10.10-3	Federal Government Securities	1,502,274.50
10.3.1.10.20-6	State and Municipal Securities	11,792.37
10.3.1.10.30-9	Bank Debt Securities	55,886.78
10.3.1.10.90-7	Others	2,372,934.05
10.3.1.15.00-5	MUTUAL FUNDS	2,023,520.41
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve Guaranteed Investments	515.79
10.3.1.17.40-5	Marketable Equity Securities	515.79
10.3.1.20.00-7	FLOATING RATE SECURITIES - OTHERS	115,050.55
10.3.1.20.10-0	Listed Companies	97,049.88
10.3.1.20.20-3	Closed Companies	3,306.95
10.3.1.20.30-6	Subscription Bonus of Listed Company	470.05
10.3.1.20.40-9	Equity Funds	14,223.67
10.3.1.60.00-5	COMMODITIES	140.90
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	907,593.85
10.3.1.85.10-7	Brazilian Sovereign Bonds	125,463.79
10.3.1.85.20-0	Securities of Foreign Governments	25,366.54
10.3.1.85.30-3	Brazilian State-Owned Companies	171,169.86
10.3.1.85.90-1	Others	585,593.66
10.3.1.90.00-6	MARKETABLE SECURITIES OF SPECIAL REGIME COMPANIES	1,528.16
10.3.1.99.00-7	PROVISION FOR LOSSES	(136,523.08)
10.3.1.99.10-0	Federal Government Securities	(17,125.86)

Amounts expressed in thousands of Brazilian reais

10.3.1.99.20-3	Bank Debt Securities	(801.37)
10.3.1.99.85-6	MARKETABLE EQUITY SECURITIES OF PRIMARY PLACING SERVICES	(8,205.43)
10.3.1.99.95-9	Others Abroad	(67,541.17)
10.3.1.99.99-7	Others Local	(42,849.25)
10.3.2.00.00-6	Subject to Commitments	6,333,476.05
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	6,334,412.68
10.3.2.10.10-6	Federal Government Securities	5,660,073.10
10.3.2.10.90-0	Others	674,339.58
10.3.2.99.00-0	(-) Allowance for Losses	(936.63)
10.3.2.99.10-3	(-) Federal Government Securities	(30.72)
10.3.2.99.99-0	(-) Other	(905.91)
10.3.4.00.00-2	Subject to Brazilian Central Bank	1,320,026.91
10.3.4.10.00-9	SUBJECT TO BRAZILIAN CENTRAL BANK	1,320,026.91
10.3.5.00.00-5	Certificates of Privatization	78.27
10.3.6.00.00-8	Subject to Guarantee Rendered	846,540.65
10.3.6.10.00-5	SUBJECT TO GUARANTEE RENDERED	846,570.61
10.3.6.10.10-8	Federal Government Securities	846,570.61
10.3.6.99.00-2	(-) Allowance for Losses	(29.96)
10.3.6.99.10-5	(-) Federal Government Securities	(29.96)
10.4.0.00.00-9	INTERBANK ACCOUNTS	1,602,719.86
10.4.1.00.00-2	Check Clearing	14,824.34
10.4.2.00.00-5	Restricted Deposits	1,575,612.69
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	1,513,673.50
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	31,299.51
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	30,075.67
10.4.2.65.10-5	Novation Option	30,075.67
10.4.2.80.00-1	NATIONAL TREASURE - RURAL CREDIT	564.01
10.4.3.00.00-8	INTERBANK ONLENDING	944.85
10.4.3.90.00-1	Other Debtors	944.85
10.4.4.00.00-1	Correspondent Banks	11,337.98
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	4,526.45
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	19,839,710.57
10.6.1.00.00-0	Lending Operations	19,881,821.08
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	11,648,466.63
10.6.1.20.00-4	FINANCING	8,056,414.66
10.6.1.30.00-1	AGRICULTURAL	833,042.46
10.6.1.40.00-8	REAL ESTATE LOANS	478,911.72
10.6.1.40.30-7	Habitational Loans	478,911.72
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,135,014.39)
10.6.2.00.00-3	Leasing Operations	(42,110.51)
10.6.2.10.00-0	LEASING OPERATIONS	30,434.91
10.6.2.90.00-6	ALLOWANCE FOR LOAN LOSSES	(72,545.42)
10.9.0.00.00-4	OTHER RECEIVABLES	8,892,018.93
10.9.1.00.00-7	Guarantees Honored	590.25
10.9.2.00.00-0	Foreign Exchange	1,793,794.23
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	1,517,320.13
10.9.2.06.10-7	Export and Interbank Contracts	1,398,593.83
10.9.2.06.30-3	Financial Contracts	326.53

Amounts expressed in thousands of Brazilian reais

10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	118,399.77
10.9.2.20.00-4	FOREIGN EXCHANGE AND OTHER DOCUMENTS IN FOREIGN CURRENCY	196.40
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	296,176.54
10.9.2.25.10-2	Import and Financial Contracts	61,568.77
10.9.2.25.20-5	Interbank Contracts	108,418.00
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	126,189.77
10.9.2.26.00-8	CONTRACTS ADVANCES IN LOCAL CURRENCY	(48,491.58)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	1,223.65
10.9.2.33.10-1	Import and Financial Contracts	1,223.65
10.9.2.34.00-7	CONTRACTS ADVANCES IN LOCAL CURRENCY - FLOATING RATES	(1,220.60)
10.9.2.34.10-0	(-) IMPORT AND FINANCIAL CONTRACTS	(1,220.60)
10.9.2.45.00-3	RECEIVABLES IN FOREIGN CURRENCY	3,051.99
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	25,537.70
10.9.3.00.00-3	Income Receivable	71,382.89
10.9.4.00.00-6	Negotiation and Intermediation of Securities	609,924.62
10.9.4.10.00-3	Cash – Register and Liquidation	2,529.25
10.9.4.30.00-7	DEBTS TO LIQUIDATE	83,185.68
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	18,485.67
10.9.4.53.00-8	RECEIVABLES UNDER SWAP CONTRACTS	444,884.03
10.9.4.90.00-9	OTHER NEGOTIATION AND INTERMDETIANTION OF SECURITIES	60,839.99
10.9.5.00.00-9	Specific Credits	1,328,151.50
10.9.5.10.00-6	FINANCIAL ACTIVITIES	3,818.87
10.9.5.10.50-1	Federal Government - Rural Credit Refinancing	3,818.87
10.9.5.30.00-0	INSURANCE COMPANIES	448,276.22
10.9.5.30.10-3	Receivables of insurance operations	447,144.84
10.9.5.30.20-6	Notes and Credits Receivable	7,795.31
10.9.5.30.30-9	Provision for Loans Losses	(6,663.93)
10.9.5.40.00-7	Capitalization Company	1,114.01
10.9.5.40.10-0	Securities and Income Receivable	1,114.01
10.9.5.45.00-2	CREDIT CARD COMPANIES	874,942.40
10.9.5.45.10-5	Notes and Credits Receivable	1,114,397.30
10.9.5.45.20-8	Provision for Loans Losses	(239,454.90)
10.9.7.00.00-5	Others	4,965,554.34
10.9.7.05.00-0	ACCOUNTS RECEIVABLE FROM NON-FINANCIAL ACTIVITIES	16,116.29
10.9.7.10.00-2	INVENTORIES	5,153.22
10.9.7.25.00-4	OTHER ASSETS	213,515.08
10.9.7.25.10-7	Habitational Property	12,860.83
10.9.7.25.90-1	Other Assets	200,654.25
10.9.7.30.00-6	PROVISION FOR LOSSES	(66,654.08)
10.9.7.30.90-3	Other Assets	(66,654.08)
10.9.7.40.00-3	DEFERRED TAX	2,068,122.88
10.9.7.45.00-8	PREPAID TAXES	448,787.06
10.9.7.50.00-0	TAX RECOVERY	10,674.26
10.9.7.90.00-8	FOREIGN DEBTORS	26,985.98
10.9.7.95.00-3	LOCAL DEBTORS	2,242,853.65
10.9.8.00.00-8	Nonperforming Loans	(52,046.77)
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(52,046.77)

Amounts expressed in thousands of Brazilian reais

10.9.9.00.00-1	Prepaid Expenses	174,667.87
20.0.0.00.00-6	PERMANENT ASSETS	5,230,447.00
20.1.0.00.00-5	INVESTMENTS	1,823,819.79
20.1.2.00.00-1	Investments in Subsidiary Companies	50,374.15
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	50,374.15
20.1.2.10.90-5	Others	50,374.15
20.1.3.00.00-4	Fiscal Incentive Investments	8,459.42
20.1.4.00.00-7	Membership Certificates	26,030.48
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	26,047.41
20.1.4.10.10-7	Securities Exchanges and CETIP	24,171.27
20.1.4.10.90-1	Others	1,876.14
20.1.4.99.00-1	PROVISION FOR LOSSES	(16.93)
20.1.5.00.00-0	Stocks and Quotas	59,859.56
20.1.5.10.00-7	STOCKS AND QUOTAS	77,892.85
20.1.5.10.10-0	Companies of Liquidation and Custody Linked to Securities Exchange	5,228.26
20.1.5.10.20-3	Others	72,664.59
20.1.5.99.00-4	PROVISION FOR LOSSES	(18,033.29)
20.1.5.99.10-7	Companies of Liquidation and Custody Linked to Securities Exchange	(581.33)
20.1.5.99.20-0	Others	(17,451.96)
20.1.9.00.00-2	Other Investments	1,679,096.18
20.1.9.90.00-5	OTHER INVESTMENTS	1,712,736.87
20.1.9.99.00-6	PROVISION FOR LOSSES	(33,640.69)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,107,861.97
20.2.1.00.00-7	Storaged Furniture and Equipment	1,094.13
20.2.2.00.00-0	Property and Equipment in Process	4,713.32
20.2.3.00.00-3	Land and Buildings	584,995.20
20.2.3.10.00-0	LAND AND BUILDINGS	756,003.90
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(171,008.70)
20.2.4.00.00-6	Furniture and Equipment	192,243.42
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	398,471.87
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(206,228.45)
20.2.8.00.00-8	Others	324,815.90
20.2.8.90.00-1	OTHERS OPERATING ASSETS	623,514.93
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(298,699.03)
20.3.0.00.00-3	LEASED ASSETS	1,634,629.84
20.3.1.00.00-6	LEASED ASSETS	1,634,629.84
20.4.0.00.00-2	DEFERRED CHARGES	664,135.40
20.4.1.00.00-5	Organization and Expansion Costs	1,227,793.74
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	62,683.61
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	1,165,110.13
20.4.9.00.00-9	Accumulated Amortization	(563,658.34)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(28,151.05)
20.4.9.90.00-2	OTHERS	(535,507.29)
30.0.0.00.00-9	OFF-BALANCE ITEMS	366,750,533.49
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	4,156,771.90
30.1.1.00.00-1	Imported Credits Outstanding	73,251.04
30.1.3.00.00-7	Confirmed Exported Credits	5,391.23
30.1.4.00.00-0	Guarantees Provided	4,002,141.16
30.1.4.10.00-7	FINANCIAL INSTITUITIONS AUTHORIZE TO OPERATE BY	

Amounts expressed in thousands of Brazilian reais

	BRAZILIAN CENTRAL BANK	283,752.35
30.1.4.90.00-3	OTHERS	3,718,388.81
30.1.5.00.00-3	Co-obligation for Credit Assignment	75,988.47
30.3.0.00.00-6	MARKETABLE SECURITIES	13,481,434.47
30.3.1.00.00-9	Securities Registered on SELIC	6,768,726.04
30.3.2.00.00-2	Securities Non-Registered on SELIC	6,712,708.43
30.4.0.00.00-5	CUSTODY	86,699,910.15
30.4.4.00.00-7	Securities in Guarantee of Rural Debts Renegotiation	2,063.93
30.4.9.00.00-2	Others	86,697,846.22
30.5.0.00.00-4	COLLECTION	7,904,603.34
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	67,070,116.61
30.6.1.00.00-6	Equity, Financial Assets and Commodities	63,673,035.50
30.6.3.00.00-2	Guarantees Honored and Other Guarantees on Securities Exchanges	2,537,314.31
30.6.5.00.00-8	Credit Risk on Swap Contracts	859,766.80
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	320,841.30
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	391,386.90
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	147,538.60
30.8.0.00.00-1	CONTRACTS	21,453,863.96
30.9.0.00.00-0	CONTROL	165,983,833.06
30.9.7.00.00-1	Capital Required to Market Risk Covery	292,783.28
30.9.7.10.00-8	Exchange Rate	248,798.50
30.9.7.20.00-5	INTEREST RATE	43,984.78
30.9.9.00.00-7	Others Off-Balance Assets	165,691,049.78
39.9.9.99.99-4	TOTAL ASSETS	423,365,788.94
40.0.0.00.00-2	CURRENT ANDLONG-TERM LIABILITIES	49,456,614.04
40.1.0.00.00-1	DEPOSITS	18,931,811.43
40.1.1.00.00-4	Demand Deposits	2,400,636.01
40.1.2.00.00-7	Saving Deposits	4,733,743.39
40.1.3.00.00-0	Interbank Deposits	158,213.41
40.1.5.00.00-6	Time Deposits	11,636,910.06
40.1.8.00.00-5	Foreign Deposits	2,308.56
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPRN MARKET	8,087,205.64
40.2.1.00.00-3	Own Portfolio	5,915,618.72
40.2.2.00.00-6	Third Parties Portfolio	2,171,586.92
40.3.0.00.00-9	NOTES AND DEBENTURES	3,297,073.68
40.3.1.00.00-2	Mortgage Notes	477,870.01
40.3.3.00.00-8	Accounts Payable for Foreign Marketable Securities	2,819,203.67
40.4.0.00.00-8	INTERBANK ACCOUNTS	59,476.55
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	258,218.74
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,750,712.22
40.6.1.00.00-9	Borrowings	5,315,008.54
40.6.1.10.00-6	LOCAL BORROWINGS	292,448.54
40.6.1.20.00-3	FOREIGN BORROWINGS	5,022,560.00
40.6.2.00.00-2	Onlendings	4,435,703.68
40.6.2.10.00-9	LOCAL ONLENDINGS	4,435,703.68
40.8.0.00.00-4	OTHER LIABILITIES	9,072,115.78
40.8.1.00.00-7	Collection of Taxes and Social Contributions	24,744.02
40.8.2.00.00-0	Foreign Exchange Portfolio	541,579.35
40.8.3.00.00-3	Social and Statutory	311,486.44

Amounts expressed in thousands of Brazilian reais

40.8.3.10.00-0	DIVIDENDS PAYABLE	245,057.33
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	62,597.52
40.8.3.30.00-4	GRATUITY PAYABLE	3,831.59
40.8.4.00.00-6	Taxes and Social Security	1,289,998.12
40.8.4.10.00-3	INCOME TAXES AND SOCIAL CONTRIBUTION	12,361.98
40.8.4.15.00-8	PROVISION FOR INCOME TAXES AND SOCIAL CONTRIBUTION	218,841.38
40.8.4.20.00-0	TAXES PAYABLE	188,500.61
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	870,294.15
40.8.5.00.00-9	Negotiation and Intermediation of Securities	271,251.38
40.8.7.00.00-5	Specific Liabilities	3,272,962.82
40.8.7.30.00-6	INSURANCE COMPANIES	816,309.08
40.8.7.30.10-9	Non-Committed Technical Provisions	350,742.79
40.8.7.30.20-2	Committed Technical Provisions	281,303.79
40.8.7.30.30-5	Payable Related to Insurance	184,262.50
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	1,481,183.79
40.8.7.35.10-4	Non-Committed Technical Provisions	1,297,517.29
40.8.7.35.20-7	Committed Technical Provisions	183,666.50
40.8.7.40.00-3	CAPITALIZATION COMPANIES	229,083.53
40.8.7.40.10-6	Non-Committed Technical Provisions	170,584.12
40.8.7.40.20-9	Committed Technical Provisions	58,499.41
40.8.7.45.00- 8	CREDIT CARD COMPANIES	746,386.42
40.8.7.45.10-1	Payable to Merchants - Credit Cards	746,386.42
40.8.9.00.00-1	Sundry	3,360,093.65
40.8.9.05.00-6	SUPPLIERS	7,783.98
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	924,438.79
40.8.9.90.00-4	OTHER LIABILITIES	2,427,870.88
50.0.0.00.00-5	DEFERRED INCOME	52,616.03
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	6,526,742.68
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	6,526,742.68
60.1.1.00.00-0	Capital	4,403,194.76
60.1.1.10.00-7	CAPITAL	3,951,309.18
60.1.1.10.13-1	Common Shares - Local Residents	2,328,077.60
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	476,361.75
60.1.1.10.17-9	Other Preferred Shares - Local Residents	24.59
60.1.1.10.23-4	Common Shares - Foreign Residents	10,064.59
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,094,321.31
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	7.70
60.1.1.10.28-9	Quotas - Local Residents	42,451.64
60.1.1.20.00-4	CAPITAL INCREASE	452,225.96
60.1.1.20.13-8	Common Shares - Local Residents	309,343.03
60.1.1.20.16-9	Preferred Shares – Non Cumulative and Non Redeemable - Local Residents	44,636.68
60.1.1.20.17-6	Other Preferred Shares - Local Residents	6.19
60.1.1.20.23-1	Common Shares - Abroad	807.19
60.1.1.20.26-2	Preferred Shares - Non Cumulative and Non Redeemable - Foreign Residents	97,432.87
60.1.1.50.00-5	(-) Capital to be Realized	(340.38)
60.1.3.00.00-6	Capital Reserves	312,958.27
60.1.4.00.00-9	Revaluation Reserves	6,688.06
60.1.5.00.00-2	Revenue Reserves	2,448,276.87
60.1.5.10.00-9	LEGAL RESERVE	245,891.05

Amounts expressed in thousands of Brazilian reais

60.1.5.20.00-6	STATUTORY RESERVE	2,202,384.26
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.56
60.1.5.80.99-8	Others	1.56
60.1.8.00.00-1	Retained Earnings	(554,162.37)
60.1.9.00.00-4	Treasury Stock	(90,212.91)
70.0.0.00.00-1	REVENUES	14,728,784.69
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	12,564,743.50
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,984,553.56
70.2.1.00.00-2	Insurance Companies	750,160.31
70.2.1.10.00-9	INSURANCE PREMIUMS	695,299.10
70.2.1.30.00-3	FINANCIAL REVENUES	19,072.08
70.2.1.90.00-5	OTHERS	35,789.13
70.2.2.00.00-5	Private Retirement Companies	241,744.04
70.2.2.10.00-2	PRIVATE RETIREMENT PREMIUMS	240,374.38
70.2.2.90.00-8	OTHERS	1,369.66
70.2.3.00.00-8	Capitalization Companies	112,722.00
70.2.3.10.00-5	CAPITALIZATION PREMIUMS	112,722.00
70.2.4.00.00-1	Credit Card Companies	807,133.49
70.2.4.10.00-8	CREDIT CARD REVENUES	418,174.37
70.2.4.30.00-2	FINANCIAL REVENUES	309,345.94
70.2.4.90.00-4	OTHERS	79,613.18
70.2.9.00.00-6	Other Activities	72,793.72
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	71,862.69
70.2.9.30.00-7	FINANCIAL REVENUES	931.03
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	177,791.03
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON FINANCIAL ACTIVITIES	1,696.60
70.4.4.00.00-9	CREDIT CARD ADMINISTRATION	1,696.60
80.0.0.00.00-4	EXPENSES	(14,149,501.97)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(12,797,246.20)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,104,921.36)
80.2.1.00.00-5	Insurance Companies	(592,457.31)
80.2.1.10.00-2	INSURANCE CLAIMS	(449,113.59)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(89,903.75)
80.2.1.30.00-6	FINANCIAL EXPENSES	(14,286.95)
80.2.1.40.00-3	Administrative Expenses	(20,120.96)
80.2.1.90.00-8	OTHERS	(19,032.06)
80.2.2.00.00-8	Private Retirement Companies	(340,572.07)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(238,275.45)
80.2.2.20.00-2	SELLING AND OTHER PRIVATE RETIREMENT PLANS EXPENSES	(2,732.50)
80.2.2.30.00-9	FINANCIAL EXPENSES	(99,475.72)
80.2.2.40.00-6	Administrative Expenses	(88.40)
80.2.3.00.00-1	Capitalization Companies	(84,096.19)
80.2.3.10.00-8	CAPITALIZATION PREMIUMS REDEEMPTION EXPENSES	(80,684.79)
80.2.3.20.00-5	SELLING AND OTHER CAPITALIZATION EXPENSES	(349.91)
80.2.3.30.00-2	FINANCIAL EXPENSES	(814.72)
80.2.3.40.00-9	ADMINISTRATIVE EXPENSES	(2,246.77)
80.2.4.00.00-4	Credit Card Companies	(76,887.14)
80.2.4.30.00-5	FINANCIAL EXPENSES	(7,847.77)

Amounts expressed in thousands of Brazilian reais

80.2.4.40.00-2	ADMINISTRATIVE EXPENSES	(64,021.38)
80.2.4.90.00-7	OTHERS	(5,017.99)
80.2.9.00.00-9	Other Activities	(10,908.65)
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(7,697.11)
80.2.9.20.00-3	SELLING EXPENSES	(3,101.14)
80.2.9.30.00-0	Financial Expenses	(1.12)
80.2.9.40.00-7	Administrative Expenses	(93.95)
80.2.9.90.00-2	Others	(15.33)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(114,862.26)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(7,685.75)
80.4.4.00.00-2	Credit Card Activities	(7,685.75)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFT SHARING	(124,786.40)
80.9.4.00.00-7	Income taxes and Social Contributions	(49,645.11)
80.9.4.10.00-4	INCOME TAXES	(48,680.05)
80.9.4.10.10-7	Financial Activities	(48,680.05)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(965.06)
80.9.4.30.10-1	Financial Activities	(965.06)
80.9.7.00.00-6	Profit Sharing	(75,141.29)
80.9.7.10.00-3	PROFIT SHARING	(75,141.29)
80.9.7.10.10-6	Administrators	(4,346.36)
80.9.7.10.20-9	Employees	(70,794.93)
90.0.0.00.00-7	OFF-BALANCE ITEMS	366,750,533.47
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	423,365,788.94

Amounts expressed in thousands of Brazilian reais

7014 - NOTES TO THE FINANCIAL STATEMENTS

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans, private retirement plans, and asset management.

During 2001 the Unibanco Conglomerate expanded its financial, insurance and credit card activities through the following acquisitions:

- with Magazine Luiza S.A. (Magazine Luiza), a traditional department store chain, through a creation of a new credit, financing and investment company with 50% participation of Fininvest, in September; and
- with Globex Utilidades S.A. (Globex), controlling company of Ponto Frio retail chain, acquiring 50% of Banco Investcred S.A. (Investcred) and its subsidiary companies in October.

The consolidated financial statements mentioned in Note 3 comprise the operations of acquired companies since the acquisition date.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated, and have been prepared in accordance with accounting principles established by Brazilian Corporate Law and the Brazilian Central Bank.

3. Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The consolidated financial statements comprise the accounts of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 10.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

The main balances (1) included in the consolidation related to jointly controlled companies are summarized as follows:

Balance Sheet (2)			
Assets		**Liabilities**	
Cash and due from banks	55,561	Deposits	321,431
Interbank investments	26,348	Securities sold under repurchase agreements	1,351
Marketable securities	209,099		
Lending operations	1,176,734	Resources from securities issued	23,630
Other credits	466,617	Borrowings	143,393
Other assets	4,849	Other liabilities	1,307,156
Permanent assets	104,640		
Total assets	**2,043,848**	**Total liabilities**	**1,796,961**
		Consolidated net asset	**246,887**

Amounts expressed in thousands of Brazilian reais

Statement of income - For the period from October 1 to December 31 [2] [3]	
Revenue from financial intermediation	175,862
Expenses on financial intermediation	(62,977)
Salaries, benefits, training and social security	(32,655)
Other administrative expenses	(26,457)
Other operating income, net	4,871
Non-operating income (expenses), net	(1,255)
Income tax and social contribution	(20,523)
Profit sharing	(2,368)
Net income	**34,498**

[1] Without elimination between intercompany balances from Unibanco Conglomerate.
[2] Includes the participation in Investcred and its subsidiary companies and the participation in FMX S.A. Sociedade de Crédito, Financiamento e Investimento (the operating company resulting from the strategic association with Magazine Luiza), since the acquisition date.
[3] Credicard S.A. – Administradora de Cartões de Crédito is consolidated in the statements of income, using a different percentage according to the performance of each stockholder, under the terms of an operational agreement.

4. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the provision for the PIS (Employee's Profit Participation Program) at a rate of 0.65% and COFINS (Tax for Social Security Financing) at a rate of 3%;
- the adjustments to the insurance, capitalization and retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost plus restatement through December 31, 1995.

Amounts expressed in thousands of Brazilian reais

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 10. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

(e) Deferred income

Deferred income includes prepaid non-returnable revenues.

5. Marketable Securities

								Unibanco
	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total
Own portfolio	**174,333**	**2,646,626**	**307,286**	**861,225**	**741,692**	**846,570**	**185**	**5,577,917**
Federal government securities	-	22,739	44,090	169,679	25,717	9,084	-	271,309
Corporate debt securities	23,334	121,927	228,284	673,690	605,501	767,876	-	2,420,612
Bank debt securities	-	2,501,350	24,458	8,055	95,148	23,339	-	2,652,350
Brazilian sovereign bonds	-	610	10,454	9,801	15,326	46,115	5	82,311
Securities of foreign governments	-	-	-	-	-	156	180	336
State and municipal securities	11,792	-	-	-	-	-	-	11,792
Mutual funds	299	-	-	-	-	-	-	299
Marketable equity securities	138,908	-	-	-	-	-	-	138,908
Subject to repurchase commitments	-	**5,627,841**	**400,188**	-	-	-	-	**6,028,029**
Federal government securities	-	5,383,937	-	-	-	-	-	5,383,937
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354
Bank debt securities	-	21,369	59,947	-	-	-	-	81,316
Brazilian sovereign bonds	-	212,800	42,622	-	-	-	-	255,422
Linked to Brazilian Central Bank	-	**23,340**	**540,907**	**498,079**	-	-	-	**1,062,326**
Federal government securities	-	23,340	540,907	498,079	-	-	-	1,062,326
Certificates of privatization	**64**	-	-	-	-	-	-	**64**
Linked to guarantees rendered	-	**16,337**	**23,884**	**455,481**	-	-	-	**495,702**
Federal government securities	-	16,337	23,884	455,481	-	-	-	495,702
Subtotal	174,397	**8,314,144**	**1,272,265**	**1,814,785**	**741,692**	**846,570**	**185**	**13,164,038**
Allowance for losses	(14,046)	**(1,048)**	**(5,149)**	**(24,527)**	**(671)**	**(25,379)**	-	**(70,820)**
Total	160,351	**8,313,096**	**1,267,116**	**1,790,258**	**741,021**	**821,191**	**185**	**13,093,218**

Amounts expressed in thousands of Brazilian reais

							Unibanco Consolidated	
	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total
Own portfolio	**2,252,542**	**314,533**	**440,884**	**1,681,065**	**1,202,743**	**1,019,185**	**78,122**	**6,989,074**
Federal government securities	-	55,970	102,295	862,034	382,526	45,331	73,341	1,521,497
Corporate debt securities	28,268	190,382	283,183	791,303	731,245	891,541	-	2,915,922
Bank debt securities	685	59,234	43,877	10,465	53,344	31,956	-	199,561
Brazilian sovereign bonds	-	610	10,476	16,736	25,915	49,439	4,601	107,777
Securities of foreign governments	-	8,337	1,053	527	9,713	918	180	20,728
State and municipal securities	11,792	-	-	-	-	-	-	11,792
Mutual funds	2,047,233	-	-	-	-	-	-	2,047,233
Marketable equity securities	164,564	-	-	-	-	-	-	164,564
Subject to repurchase commitments	**-**	**5,904,042**	**423,800**	**-**	**-**	**-**	**-**	**6,327,842**
Federal government securities	-	5,660,073	-	-	-	-	-	5,660,073
Securities of foreign governments	-	65	-	-	-	-	-	65
Corporate debt securities	-	9,735	297,619	-	-	-	-	307,354
Bank debt securities	-	21,368	83,559	-	-	-	-	104,927
Brazilian sovereign bonds	-	212,801	42,622	-	-	-	-	255,423
Linked to Brazilian Central Bank	**-**	**76,045**	**683,974**	**560,004**	**10**	**-**	**-**	**1,320,033**
Federal government securities	-	76,045	683,974	560,004	10	-	-	1,320,033
Certificates of privatization	**180**	**-**	**-**	**-**	**-**	**-**	**-**	**180**
Linked to guarantees rendered	**-**	**29,946**	**65,227**	**751,398**	**-**	**-**	**-**	**846,571**
Federal government securities	-	29,946	65,227	751,398	-	-	-	846,571
Subtotal	***2,252,722***	***6,324,566***	***1,613,885***	***2,992,467***	***1,202,753***	***1,019,185***	***78,122***	***15,483,700***
Allowance for losses	**(33,305)**	**(9,433)**	**(7,183)**	**(49,438)**	**(2,932)**	**(26,573)**	**-**	**(128,864)**
Total	**2,219,417**	**6,315,133**	**1,606,702**	**2,943,029**	**1,199,821**	**992,612**	**78,122**	**15,354,836**

The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

6. *Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses*

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type		
Discounted loans and notes	10,264,370	10,950,867
Financing	6,536,876	7,703,696
Agricultural	833,042	833,042
Real estate loans	471,020	478,912
Credit card	-	2,947,720
Total lending operations	**18,105,308**	**22,914,237**
Leasing operations	114	772,954
Advances on exchange contracts (1)	1,375,737	1,375,737
Total lending operations, leasing and advances on exchange contracts	**1,375,851**	**2,148,691**
Guarantees honored	590	590
Other receivables (2)	260,028	294,907
Total other credits	**260,618**	**295,497**
Assignment of loans with co-obligation (3)	**-**	**139,789**
Co-obligation on credit card customer financing (3)	**-**	**328,477**
Total risk (4)	**19,741,777**	**25,826,691**
By maturity		
Past-due for more than 14 days (Note 6d)	441,176	1,735,196
Falling due:		
Less than 3 months (5)	7,420,497	10,847,782
Between 3 months and 1 year	5,941,297	6,659,550
Between 1 and 3 years	3,338,344	3,908,280
More than 3 years	2,600,463	2,675,883
Total risk	**19,741,777**	**25,826,691**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.

Amounts expressed in thousands of Brazilian reais

(3) Recorded as off-balance sheet items.
(4) The total risk does not include guarantees in the amount of R$3,994,317 in Unibanco and R$4,002,141 in Unibanco Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.
(5) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated	
	Value	% of distribution	Value	% of distribution
Manufacturing	8,413,092	42.6	8,681,718	33.6
Individual	3,675,946	18.6	8,995,671	34.7
Residential construction loans	71,152	0.4	71,152	0.3
Trade	2,516,534	12.7	2,926,957	11.3
Financial service	938,659	4.8	480,388	1.9
Other service	3,293,352	16.7	3,837,763	15.0
Agriculture, livestock, forestry and fishing	833,042	4.2	833,042	3.2
Total	**19,741,777**	**100.0**	**25,826,691**	**100.0**

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,409,433	12.2	2,083,761	8.1
50 following clients	4,849,047	24.5	4,699,694	18.2
100 following clients	3,032,910	15.4	2,863,129	11.1
Other clients	9,450,387	47.9	16,180,107	62.6
Total	**19,741,777**	**100.0**	**25,826,691**	**100.0**

(d) Components of lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

		Unibanco				
			Past-due credits			
Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Overdue installments	Falling due installments	Total credits	Distribution %
AA	-	9,916,074	-	-	9,916,074	50.2
A	-	3,686,774	-	-	3,686,774	18.7
B	from 15 to 30	2,076,253	24,091	66,140	2,166,484	11.0
C	from 31 to 60	2,309,331	54,146	200,367	2,563,844	13.0
D	from 61 to 90	288,221	67,276	80,300	435,797	2.2
E	from 91 to 120	87,230	54,700	48,981	190,911	1.0
F	from 121 to 150	71,057	27,073	40,566	138,696	0.7
G	from 151 to 180	124,029	32,785	32,104	188,918	1.0
H	more than 180	167,069	181,105	106,105	454,279	2.2
	Total	**18,726,038**	**441,176**	**574,563**	**19,741,777**	**100.0**

Amounts expressed in thousands of Brazilian reais

			Unibanco Consolidated			
			Past-due credits			
Risk level	Number of days in arrears of the overdue installments	Current credits (1)	Overdue installments	Falling due installments	Total credits	Distribution %
AA	-	10,669,027	-	-	10,669,027	41.3
A	-	7,392,216	-	-	7,392,216	28.6
B	from 15 to 30	2,122,199	274,078	121,507	2,517,784	9.8
C	from 31 to 60	2,375,179	393,864	257,298	3,026,341	11.7
D	from 61 to 90	297,366	203,415	101,809	602,590	2.3
E	from 91 to 120	89,883	183,261	60,613	333,757	1.3
F	from 121 to 150	72,757	153,419	51,969	278,145	1.1
G	from 151 to 180	125,954	146,595	37,524	310,073	1.2
H	more than 180	173,181	380,564	143,013	696,758	2.7
	Total	**23,317,762**	**1,735,196**	**773,733**	**25,826,691**	**100.0**

(1) Includes 14 days past-due amounts.

(e) Allowance for lending, leasing and other credits losses by risk level:

			Unibanco			Unibanco Consolidated		
Risk Level	Number of days overdue	% minimum allowance required	Total credits	Total allowance	% effective allowance	Total credits	Total allowance	% effective allowance
AA	-	-	9,916,074	-	-	10,669,027	-	-
A	-	0.5	3,686,774	18,447	0.5	7,392,216	48,699	0.7
B	from 15 to 30	1.0	2,166,484	21,681	1.0	2,517,784	27,495	1.1
C	from 31 to 60	3.0	2,563,844	96,589	3.9	3,026,341	121,995	4.0
D	from 61 to 90	10.0	435,797	76,437	17.6	602,590	111,303	18.5
E	from 91 to 120	30.0	190,911	60,974	31.9	333,757	131,025	39.3
F	from 121 to 150	50.0	138,696	72,051	51.9	278,145	162,450	58.4
G	from 151 to 180	70.0	188,918	134,513	71.2	310,073	238,770	77.0
H	more than 180	100.0	454,279	454,279	100.0	696,758	696,758	100.0
	Total		**19,741,777**	**937,971**		**25,826,691**	**1,538,495**	
	% of total risk			**4.8%**			**6.0%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(f) The operations renegotiated in the period with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$288,458 in Unibanco and R$225,867 in Unibanco Consolidated. These operations were recorded in order to keep the risk level assess existing before the renegotiation.

(g) Change in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance, beginning at September 30, 2001	**964,700**	**1,564,208**
Balance of acquired companies, merged company	2,937	38,399
Provision for loan losses	216,558	488,811
Loan charge-offs	(246,224)	(552,923)
Balance, end at December 31, 2001	**937,971**	**1,538,495**
Loan recoveries (1)	**110,333**	**180,193**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

Amounts expressed in thousands of Brazilian reais

7. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco	Unibanco Consolidated
Assets - Other credits		
Unsettled exchange purchases	1,517,320	1,517,320
Rights on foreign exchange sold	297,400	297,400
(-) Contracted advances in local currency	(49,712)	(49,712)
Income receivable from contracted advances	25,538	25,538
Other	3,248	3,248
Total	**1,793,794**	**1,793,794**
Liabilities - Other liabilities		
Unsettled exchange sales	288,685	288,685
Obligations for foreign exchange purchased	1,598,221	1,598,221
(-) Advances on exchange contracts	(1,350,199)	(1,350,199)
Other	4,869	4,872
Total	**541,576**	**541,579**
Off-balance sheet		
Import credits - outstanding	63,775	73,251
Confirmed export credits	3,880	5,391

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	656,972	688,477
Expenses from foreign exchange transactions	(761,276)	(790,045)
Income from foreign currency financing	492,643	492,083
Income from foreign short-term interbank investments	18,425	18,443
Expenses from obligations with foreign bankers	(391,292)	(390,337)
Other	3,432	3,478
Foreign exchange transactions	**18,904**	**22,099**

Amounts expressed in thousands of Brazilian reais

8. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities		
Swap operations - difference receivable	546,839	444,743
Debtors - pending settlement	15,316	83,186
Financial assets and commodities to liquidate	-	18,486
Other	60,299	72,280
Total	**622,454**	**618,695**
Short-term	**481,704**	**516,821**
Long-term	**140,750**	**101,874**
Sundry		
Deferred tax (Note 16a)	742,853	1,554,564
Social contribution carry forward (1)	289,291	513,559
Judicial deposits for civil and labor suits	474,078	804,533
Notes and credits receivable	209,536	211,856
Receivables from sale of assets	50,492	83,051
Prepaid taxes	85,154	435,522
Salary advances and other	23,983	36,992
Government benefit advances	38,582	38,582
Receivables from credit card operations	-	181,713
Other	235,260	569,684
Total	**2,149,229**	**4,430,056**
Short-term	**536,198**	**1,348,603**
Long-term	**1,613,031**	**3,081,453**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

9. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances(1) of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,283,659	7,619,402
Long-term assets	583,713	1,354,448
Permanent assets	771	1,789
Total assets	**3,868,143**	**8,975,639**
Current liabilities	2,814,952	6,531,815
Long-term liabilities	556,889	1,292,205
Deferred income	5	12
Branch equity	496,297	1,151,607
Total liabilities	**3,868,143**	**8,975,639**
Net income	22,243	51,612

(1) Without elimination between intercompany balances from Unibanco Conglomerate.

As a result of the corporate reorganization of the Unibanco Group's companies abroad, mentioned in Note 10d, the Unibanco's Board of Directors approved in a meeting held on October 31, 2001 the distribution of a portion of the retained earnings of the Grand Cayman branch through 1995 in the amount of US$7,469 thousand and, in the meeting held on December 26, 2001, the distribution of the retained earnings for 1998, 1999 and part of the retained earnings for 2000 of the Grand Cayman branch in the amount of US$50,516 thousand, paying through the exchange of shares owned in the foreign companies.

Amounts expressed in thousands of Brazilian reais

10. Investments in Subsidiary and Associated Companies

(a) Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies" in the statement of income in the group "Other operating income (expenses)" and amounted to R$202,558, in Unibanco and R$231 in Unibanco Consolidated. The foreign branches and subsidiary companies exchange loss in the amount of R$268,008 in Unibanco and R$324,685 in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$430 million. The income of R$188,212 in Unibanco and Unibanco Consolidated was also recorded in "Other operating income", reducing the exchange loss on foreign investments. The investments in subsidiary and associated companies are detailed as follows:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders'	Adjusted net income
	Commons	Preferred	Unibanco	Unibanco Consolidated	equity	(loss)
Subsidiary companies						
Unibanco Representação e Participações Ltda.	613,349,683	-	99.854	99.854	1,312,060	43,973
Unipart Participações Internacionais Ltd. (Note 10d)	1,322,400	-	90.844	100.000	1,024,822	28,164
BUS Holdings S.A.	388,680	-	37.987	37.987	578,265	20,163
Caixa Brasil Participações S.A. (1)	123,304,050,478	-	100.000	100.000	442,838	114,360
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	302,501	33,407
Banco Fininvest S.A. (8)	3,931	1,028	99.799	99.799	198,425	309
Banco Dibens S.A.	2,992,963,154	-	51.000	51.000	142,394	7,580
Unibanco Leasing S.A. - Arrendamento Mercantil	253,368	-	99.999	99.999	101,330	2,117
Unibanco Corretora de Valores Mobiliários S.A. (2)	30,000,000	30,000,000	99.999	100.000	51,899	1,323
Banco 1.net S.A. (8)	21,775,476	-	64.690	64.690	48,097	(4,504)
Unibanco Securities Ltd. (8)	17,770,000	-	100.000	100.000	27,426	1,322
Unibanco Asset Management - Banco de Investimento S.A.	1,468,400	1,160,041	89.500	89.500	18,287	9,333
Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	1,500,000	-	99.999	100.000	9,440	202
Unibanco Companhia Hipotecária	3,999,997	-	99.999	99.999	4,585	254
Unibanco Participações Internacionais Ltda. (Note 10d)	9,117	-	99.989	100.000	104	20,389
Banco Bandeirantes de Investimentos S.A. (3)	-	-	-	-	-	(1,276)
Régula Participações S.A.	-	-	-	-	-	(322)
Credibanco S.A. Distribuidora de Títulos e Valores Mobiliários (4)	-	-	-	-	-	(101)
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)						
Unibanco AIG Seguros S.A. (8)	336,204,312	183,878,703	-	49.692	1,111,912	31,086
Unibanco Companhia de Capitalização (8)	1,109,167	-	-	99.968	151,590	17,576
Unibanco AIG Previdência S.A. (8)	465,403	-	-	100.000	85,378	7,320
Unibanco AIG Saúde Seguradora S.A. (5) and (8)	20,000,000	-	-	100.000	22,941	2,912
Unibanco Empreendimentos e Participações Ltda.	195,611,880	-	-	100.000	193,443	17,133
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	129,502	(15,391)
BWU Representação e Participações Ltda. (8)	34,455,334	89,583,866	-	60.000	46,126	(1,006)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	33,541	6,331
Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i) and (Note 10d)						
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	560,104	216,250
Unicorp Bank & Trust Ltd. (8)	525,000	3,250,000	-	75.500	157,645	6,929
Unibanco União de Bancos Brasileiros (Luxembourg) S.A. (8)	199,999	-	-	99.999	126,015	2,050
Banco Bandeirantes Grand Cayman, Inc. (8)	6,000	-	-	100.000	64,647	2,428
Interbanco S.A. (8)	18,999,793	-	-	99.999	37,852	(169)
UBB Holding Company, Inc. (8)	100	-	-	100.000	4,561	(950)

Amounts expressed in thousands of Brazilian reais

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Commons	Preferred	Unibanco	Unibanco Consolidated		
Caixa Brasil Participações S.A.'s direct and indirect subsidiary companies						
Banco Bandeirantes S.A. (1)	78,728,068,140	68,155,559,063	1.89	100.000	448,085	85,695
Jointly controlled companies (i)						
Credicard S.A.- Administradora de Cartões de Crédito (8)	12,937,771	-	-	33.333	293,742	82,373
Serasa - Centralização de Serviços dos Bancos S.A. (6) and (8)	360,890	348,855	-	19.045	148,099	(27,830)
Banco Investcred S.A. (8) and (Note 10c)	95,290	-	50.000	50.000	106,016	2,150
Tecnologia Bancária S.A. (6) and (8)	762,277,905	-	-	21.432	100,322	4,467
Redecard S.A. (8)	199,990	400,000	-	31.943	62,426	27,793
Cibrasec - Companhia Brasileira de Securitização (8)	7,500	-	12.499	12.499	35,388	3,921
Interchange Serviços S.A. (8)	74,999,999,998	-	-	25.000	26,378	1,951
FMX S.A. Sociedade de Crédito, Financiamento e Investimento	35,615	35,615	-	50.000	21,370	1,103
Unibanco Rodobens Administradora de Consórcios Ltda. (8)	3,298,500	-	-	50.000	3,006	(478)
Associated companies						
AIG Brasil Companhia de Seguros (8)	54,213,933	-	-	49.999	71,749	2,134
Unibanco AIG Warranty Ltda. (7) and (8)	199,999	-	-	49.999	6,029	5,629
Oceânica Hospital Sistemas de Administração S.A. (6) and (8)	4,066,799	-	-	49.999	715	(68)
E-Platform Venture Partners Empreendimentos e Participações S.A. (6) and (8)	-	433	-	10.954	2,333	(33)
Unibanco AIG Saúde Sistemas de Administração Ltda.	-	-	-	-	-	1,652

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unibanco Representação e Participações Ltda.	43,909	-	1,310,148	-
Unipart Participações Internacionais Ltd. (Note 10d)	27,097	-	930,993	-
BUS Holdings S.A.	7,659	(3,864)	219,666	10,070
Caixa Brasil Participações S.A. (1)	45,573	-	249,504	-
Banco Credibanco S.A.	33,068	-	299,123	-
Banco Fininvest S.A. (8)	430	-	198,026	-
Banco Dibens S.A.	3,866	-	72,621	-
Unibanco Leasing S.A. - Arrendamento Mercantil	2,117	-	101,329	-
Unibanco Corretora de Valores Mobiliários S.A. (2)	2,094	-	51,899	-
Banco 1.net S.A. (8)	(2,836)	-	31,114	-
Unibanco Securities Ltd. (8)	1,321	-	27,426	-
Unibanco Asset Management - Banco de Investimento S.A.	8,473	-	16,367	-
Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	238	-	9,440	-
Unibanco Companhia Hipotecária	254	-	4,585	-
Unibanco Participações Internacionais Ltda. (Note 10d)	20,392	-	104	-
Banco Bandeirantes de Investimentos S.A. (3)	1	-	-	-
Régula Participações S.A.	(1)	-	-	-
Others	1,699	-	21,787	-
Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i) and (Note 10d)				
Unicorp Bank & Trust Ltd. (8)	3,425	-	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A. (8)	1,174	-	-	-
Interbanco S.A. (8)	1,212	-	-	-
UBB Holding Company, Inc. (8)	(579)	-	-	-

Amounts expressed in thousands of Brazilian reais

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Caixa Brasil Participações S.A.'s direct and indirect subsidiary companies				
Banco Bandeirantes S.A. (1)	231	-	4,732	-
Jointly controlled companies (i)				
Banco Investcred S.A. (8) and (Note 10c)	1,075	-	53,008	-
Cibrasec - Companhia Brasilieria de Seciritização (8)	618	-	4,423	-
Others	48	-	25	-
Associated companies				
AIG Brasil Companhia de Seguros (8)	-	1,317	-	35,874
Unibanco AIG Warranty Ltda. (7) and (8)	-	2,815	-	3,015
Oceânica Hospital Sistemas de Administração S.A. (6) and (8)	-	(34)	-	357
E-Platform Venture Partners Empreendimentos e Participações S.A. (6) and (8)	-	(3)	-	255
Amortization of goodwill/negative goodwill on acquisition of subsidiaries	-	-	1,484,966	1,492,053
Total	**202,558**	**231**	**5,091,286**	**1,541,624**

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized and the unrealized gain calculated in December 2000 and 2001 on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill (see Note 10c).

As part of the reorganization process, Unibanco and Bandeirantes signed an "Agreement of Assignment of Rights and Obligations and Other Understanding", by which Bandeirantes transferred to Unibanco assets and liabilities at their face value in accordance with the "Schedule of Migration" of branches, and the difference was received in cash. During the fourth quarter of 2001, R$351 of assets and R$72,762 of liabilities were transferred to Unibanco. Through the "Schedule of Migration" the derivative instrument contracts, guarantees provided to third parties and the securities in custody have also been assigned to Unibanco.

(2) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(3) Acquired company by Unibanco, in August 2001, from Banco Bandeirantes S.A. and merged later on, after split-up in October 2001.

(4) Company merged into Unibanco Distribuidora de Títulos e Valores Mobiliários S.A..

(5) Company created in June 2001.

(6) Equity in results adjustments based on the financial statements of November 2001.

(7) Acquired investment in December 2001, by Unibanco Representação e Participação Ltda, being the equity in results adjustments calculated on financial statements of October 2001.

(8) Companies audited by other independent auditors.

(b) During the fourth quarter of 2001, there was corporate reorganization processes which involved Bandeirantes Group, with the sale of interest in Trevo Seguradora S.A., in Trevo Banorte Seguradora S.A., in Bandeirantes Administradora de Cartões de Crédito e Assessoria Ltda. and the minority interest in Serasa – Centralização de Serviços dos Bancos S.A.. In this same quarter Trevo Seguradora S.A. and Trevo Banorte Seguradora S.A. were merged into Unibanco AIG Seguros S.A..

(c) In October 2001, Unibanco signed an Association Agreement with Globex, controlling company of Ponto Frio retail chain, whereby, Unibanco acquired 50% of interest in Investcred for R$110,805. The operation generated a goodwill of R$58,873, which is being amortized up to 10 years, in accordance with the expected period of benefit. During the quarter R$981 was amortized and recorded as "Other operating expenses".

(d) In December 2001 there was a corporate reorganization of the foreign investments, in which Unibanco had a direct and an *indirect participation. Unipart Participações Internacionais Ltd. (Unipart Internacional) was created and capitalized at the book* value of investments transferred by the former controlling company. The principal companies transferred to Unipart Internacional were:

Amounts expressed in thousands of Brazilian reais

- 100% of Unibanco Cayman Bank Ltd., subsidiary of Unibanco Participações Internacionais Ltda. (current name of Tahoma Participações Ltda.);
- 75.5% of Unicorp Bank & Trust Ltd.; 99.999% of Unibanco União de Bancos Brasileiros (Luxembourg) S.A. and Interbanco S.A. and 100% of UBB Holding Company, Inc., controlling company of Unibanco Securities Inc., subsidiary companies of Unibanco; and
- 100% of Banco Bandeirantes Grand Cayman Inc., subsidiary company of Bandeirantes.

11. Resources from Securities Issued

Resources from securities issued are represented by mortgage notes and debentures issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.20% per annum, and are payable up to September 12, 2003.

(b) Euronotes

Maturity (1)	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	581,987	118,202
	EUR	6,382	6,382
		588,369	**124,584**
From 3 to 12 months	US$	1,331,021	901,661
	EUR	68,729	68,729
	ITL	3,126	3,054
		1,402,876	**973,444**
From 1 to 3 years	US$	1,034,283	631,919
	ITL	217,189	215,749
		1,251,472	**847,668**
From 3 to 5 years	US$	**150,310**	**3,831**
From 5 to 15 years	US$	**11,598**	**18,459**
Total		**3,404,625**	**1,967,986**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at December 31, 2001 was 9.29% per annum in Unibanco and 7.92% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$796,259 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to July 11, 2005, with interest at rates between 1.87% and 3.50% per annum.

(d) The other issues totaled R$130,332 in Unibanco and R$54,959 in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 8.30% per annum.

12. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

Amounts expressed in thousands of Brazilian reais

13. Other Liabilities - Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	279,788	601,490
Provisions for personnel and administrative expenses	112,823	188,979
Amounts payable to associated company	214,641	-
Payable for official agreement	84,569	87,696
Payable related to insurance	-	159,995
Payable to merchants - credit card	-	1,543,440
Accounts payable for purchase of assets (Note 22a)	242,947	243,302
Technical provisions for insurance, capitalization and retirement plans	-	2,342,314
Other	550.812	484,252
Total	**1,485,580**	**5,651,468**
Short-term	**1,032,939**	**4,934,842**
Long-term	**452,641**	**716,626**

14. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision follows:

	Unibanco	Unibanco Consolidated
Balance, beginning of September 30, 2001	**639,647**	**1,440,981**
Provisions for acquired companies	5,206	-
Provision charged	21,207	56,841
Payments	(17,380)	(24,800)
Reversal of provisions (Note 22b)	-	(1,238)
Balance, end of December 31, 2001	**648,680**	**1,471,784**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provided.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes related claims

Shareholders' claims. Certain former minority shareholders of Bandeirantes have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

Tax and general litigation. There are also several lawsuits in which Bandeirantes is a party in the normal course of business. Management believes that an unfavorable outcome in any or all of the lawsuits will not have a material adverse effect on the business of Bandeirantes, since the amounts are fully recorded, being included in the Unibanco Consolidated balances.

Amounts expressed in thousands of Brazilian reais

15. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stock	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	63,019,467,863	2,297,621,106	65,317,088,969
Total	**138,588,212,212**	**2,297,621,106**	**140,885,833,318**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Holdings and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

On October 31, 2001 the Extraordinary Shareholders Meeting approved the "Spin-off and Up stream Merger Enrollment of Notice of Purposes", signed on October 15, 2001 between Holdings, Unibanco and Banco Bandeirantes de Investimentos S.A. (BBI) and related "Amendment to the Enrollment", whereby the spin-off of BBI was decided with incorporation of the equity of BBI part by Unibanco and part by Holdings, with the consequent extinguishment of BBI. The equity incorporated by Unibanco, resulted in a capital increase of R$2,321, represented by 232,663,384 new preferred shares without par value. The meeting also approved a capital increase of R$302,007 using revenue reserves, without change in the number of shares. Both capital increases are subject to the approval of the Brazilian Central Bank.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$170,985 representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000, of Units attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

On December 27, 2001, through the meeting of the Board of Directors, the buy-back program was renewed to be maintained in treasury for subsequent sale or cancellation, without capital reduction with the following limits: up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares. The acquisition can be made through the acquisition of shares, Units or GDS.

Up to December 31, 2001, 153,200,000 Unibanco's preferred shares, 46,500,000 *Units,* and 1,702,500 GDS issued by both Unibanco and Holdings were repurchased. Through of "Share Exchange Agreement", Unibanco assigned and transferred to Holdings 897,750,000 Class B preferred shares issued by Holdings, acquired in the form of *Units* and GDS and Holdings assigned and transferred to Unibanco 897,750,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 1,948,700,000 preferred shares at an average price of R$37.10 as treasury stocks. The minimum and maximum acquisition prices were R$34.87 and R$55.91, respectively.

(iii) The market value of treasury stocks at December 31, 2001, based on *Units* price at December 28, 2001 in the São Paulo Stock Exchange was R$116,007.

Amounts expressed in thousands of Brazilian reais

(e) Earnings per share

Earnings per 1,000 shares for the fourth quarter is of R$1.72.

16. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco	Unibanco Consolidated
Provisions not currently deductible, mainly allowance for loan losses	737,106	1,309,964
Tax benefit on reorganization of insurance holdings	-	29,817
Tax loss and negative basis of social contribution carry-forward	-	345,581
Balance of acquired/merged companies	5,747	4,408
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(141,550)
Net deferred tax assets	**742,853**	**1,548,220**
Total assets	**742,853**	**1,554,564**
Total liabilities	**-**	**6,344**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized in 2001, totaled R$130,243 in Unibanco Consolidated .

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 3 years in Unibanco and up to 5 years in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	114,104	179,628
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(38,795)	(61,073)
Adjustments to derive effective tax rate:		
.Equity in the results of subsidiary and associated companies	68,870	79
.Exchange loss on foreign branches and subsidiary companies	(91,122)	(110,393)
.Exempt foreign subsidiaries income	-	(1,965)
.Interest on own capital received	(13,216)	(7,632)
.Deferred tax assets from prior periods recognized in this quarter	205,538	209,990
.Permanent differences (net)	(4,745)	57,799
Income tax and social contribution for the quarter	**126,530**	**86,805**

17. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,137,960	4,156,772
Assets under management (mainly mutual investment funds)	19,869,441	20,397,669
Lease commitments	42,279	42,279

Amounts expressed in thousands of Brazilian reais

18. Related-Party Transactions (Unibanco)

Assets	
Interbank investments	1,470,578
Marketable securities	2,550,393
Interbank accounts	148,802
Lending operations	481,001
Other credits	
. Income receivable	
Dividends and interest on own capital	132,913
. Negotiation and intermediation of securities	152,260
. Sundry	4,384
Liabilities	
Deposits	1,780,053
Securities sold under repurchase agreements	108,538
Resources from securities issued	
. Securities abroad	1,765,022
Interbank accounts	19,191
Borrowings	196,833
Other liabilities	
. Negotiation and intermediation of securities	5,199
. Sundry	576,862
Revenues	
Lending operations	(10,978)
Marketable securities	263,505
Services rendered	27,392
Expenses	
Deposits and securities sold	100,295
Borrowings and onlendings	7,526
Other administrative expenses	14,139
Other operating expenses	(1,368)

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations, virtual bank and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the market value of the buildings according to the lease contracts.

Amounts expressed in thousands of Brazilian reais

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

(a) Financial instruments recorded in the financial statements compared to market values at December 31, 2001 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Market value	Book value	Market value
Assets				
Interbank deposits	3,066,904	3,070,050	1,671,792	1,674,890
Marketable securities	13,093,218	13,213,673	15,354,836	15,515,785
Lending operations	17,199,715	17,167,805	21,500,427	21,433,033
Derivatives, net	442,422	434,493	259,914	253,098
Liabilities				
Interbank deposits	478,282	477,361	158,213	157,438
Time deposits	10,605,213	10,609,995	11,636,910	11,641,694
Mortgage notes	461,262	460,961	477,870	477,570
Resources from securities issued abroad	4,331,216	4,357,354	2,819,204	2,849,328
Treasury stocks	86,768	116,007	86,768	116,007

The market value of marketable securities was based on the average rate in effect on the last business day of the period, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the year, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the year, for similar operations.

The market value of treasury stocks was based on *Units* price at December 31, 2001 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the year for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

Amounts expressed in thousands of Brazilian reais

(b) The current notional values of off-balance sheet financial instruments at December 31 are as follows:

	Unibanco		Unibanco Consolidated	
	Current notional value	Net exposure	Current notional value	Net exposure
Futures contracts				
Purchase commitments				
Currencies	1,136,419	-	1,136,419	-
Interest rates	-	-	13,736	-
Exchange coupon	2,138,797	-	2,186,338	-
Sale commitments				
Currencies	2,077,338	940,919	2,084,051	947,632
Interest rates	3,179,211	3,179,211	3,494,634	3,480,898
Exchange coupon	2,454,487	315,690	2,720,247	533,909
Term contracts				
Assets position				
Interest rates	1,205,416	-	1,814,883	-
Liabilities position				
Interest rates	1,227,367	21,951	1,845,397	30,514
***Swap* contracts**				
Assets position				
Currencies	306,493	-	773,282	-
Interbank interest rate	6,710,697	5,064,452	6,561,377	4,430,885
Fixed interest rate	1,465,145	-	1,406,441	-
Other	1,901,937	983,549	1,946,830	1,008,791
Liabilities position				
Currencies	4,700,365	4,393,872	3,968,925	3,195,643
Interbank interest rate	1,646,245	-	2,130,492	-
Fixed interest rate	2,654,901	1,189,756	3,360,046	1,953,605
Other	918,388	-	938,039	-
Option contracts				
Purchase commitments				
Shares	1,375	1,375	1,375	1,375

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$21,951in Unibanco and R$30,514 in Unibanco Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$546,839 in Unibanco and R$444,743 in Unibanco Consolidated and the amounts of payables are R$82,466 in Unibanco and R$154,315 in Unibanco Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums received from written swap option contracts totaled in 2001 - R$40 in Unibanco and Unibanco Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

Amounts expressed in thousands of Brazilian reais

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco	Unibanco Consolidated
Futures contracts		
Up to 90 days	5,809,546	5,945,831
Between 91 days and 180 days	1,705,688	1,705,688
Between 181 days and 360 days	3,197,985	3,553,988
More than 1 year	273,033	414,429
Term contracts		
Up to 90 days	162,969	250,424
Between 91 days and 180 days	151,744	360,700
Between 181 days and 360 days	135,880	202,634
More than 1 year	752,754	905,476
Swap contracts		
Up to 90 days	2,513,243	3,207,599
Between 91 days and 180 days	2,056,490	2,566,151
Between 181 days and 360 days	2,759,932	3,006,184
More than 1 year	2,510,989	3,071,051
Option contracts		
More than 1 year	1,375	1,375

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

Amounts expressed in thousands of Brazilian reais

20. Statement of Cash Flows

	Unibanco	Unibanco Consolidated
Operating activities		
Net income	240,634	240,634
Reversal of provision for devaluation of marketable securities	(26,723)	(28,963)
Provision for loan losses	216,558	488,811
Technical provisions for insurance, capitalization and retirement plans	-	218,272
Deferred tax assets	(130,755)	(139,685)
Provision/reversal of foreclosed assets provision	222	(7,330)
Loss on sale of foreclosed assets and fixed assets	1,868	23,323
Amortization of goodwill (negative goodwill) on subsidiaries acquired	20,939	18,776
Equity in results of subsidiary and associated companies	(202,558)	(231)
Exchange gain on foreign investments	103,571	-
Loss/gain on sale of investment	762	(6,556)
Reversal/provision for losses on investments	(28)	1,409
Depreciation and amortization	47,019	77,649
Minority interest	-	25,799
Changes in assets and liabilities		
Decrease in interbank investments	1,541,073	2,031,026
Decrease (increase) in marketable securities	56,623	(432,800)
Increase in Central Bank compulsory deposits	(339,517)	(291,971)
Net change in interbank and interdepartmental accounts	245,722	129,325
Increase in lending operations	(412,288)	(1,462,391)
Decrease in leasing operations	5	60,843
Decrease in other credits and other assets	712,582	1,200,446
Decrease in other liabilities	(975,687)	(1,161,639)
Decrease in deferred income	(6,617)	(7,943)
Net cash used in operating activities	**1,093,405**	**976,804**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	544,367	-
Proceeds from sale of foreclosed assets	10,787	6,728
Purchase of/capital increase on investments in subsidiary and companies	(519,051)	(13,884)
Goodwill on acquisition of subsidiary companies	(59,235)	(89,582)
Proceeds from sale of / capital decrease in subsidiary and associated companies	-	37,032
Purchase of other investments	(10,616)	(14,028)
Proceeds from sale of other investments	-	(20,440)
Purchase of fixed assets	(44,633)	(42,752)
Proceeds from sale of fixed assets	2,381	29,104
Deferred charges	(62,554)	(112,693)
Minority interest	-	(37,969)
Net cash provided by (used in) investing activities	**(138,554)**	**(258,484)**
Financing activities		
Increase in deposits	2,740,461	2,465,395
Decrease in securities sold under repurchase agreements	(1,677,483)	(1,423,312)
Decrease in resources from securities issued	(788,512)	(601,094)
Decrease in borrowings and onlending in Brazil – governmental agencies	(936,529)	(895,754)
Purchase of own stocks	(57,049)	(57,049)
Net cash provided by financing activities	**(719,112)**	**(511,814)**
Net increase in cash and due from banks	**235,739**	**206,506**
Cash and due from banks at the beginning of the quarter	601,972	786,733
Cash and due from banks at the end of the quarter	837,711	993,239
Net increase in cash and due from banks	**235,739**	**206,506**

Amounts expressed in thousands of Brazilian reais

21. Employees Benefits

Resolution 371/2000, issued by the Brazilian Securities and Exchange Commission (CVM), approved a new regulation prepared jointly by the IBRACON - Brazilian Institute of Independent Auditors and the CVM, which must be followed by public companies in recording employee benefits. The adoption of the new regulation, did not produce impacts on Unibanco's and on Unibanco Consolidated financial position. The main benefits given by Unibanco to its employees are:

(a) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In the fourth quarter of 2001, the contribution was R$173 in Unibanco and R$1,611 in Unibanco Consolidated.

(b) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance.* The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to December 31, 2001, there was no stock option to be exercised.

22. Other Information

(a) "Other liabilities - accounts payable for purchase of assets", relate mainly to the obligation assumed through the acquisition of Nacional's customer portfolio, in the amount of R$140,543 in Unibanco and in Unibanco Consolidated, paid semiannually up to November 2002.

(b) "Other operating income" totaled R$319,961 in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation of expenses, in the amount of R$136,473, (see Note 10), interest on judicial deposits in the amount of R$14,445 and tax contingency reversals in the amount of R$1,238, based on the favorable opinion of legal counsel and insurance, capitalization and retirement plans premiums in the amount of R$454,539 in Unibanco Consolidated.

(c) "Other operating expenses" totaled R$115,378 in Unibanco and R$552,504 in Unibanco Consolidated and includes mainly monetary variation expenses on foreign investments in the amount of R$79,796 in Unibanco, which were reclassified into this group only for showing the results of the quarter, once that the requirements of preparing IFT (Quarterly Financial Information) does not allow the expenses in credit balance, provisions for contingencies involving legal actions brought against the Bank, principally labor claims, in the amount of R$18,502 in Unibanco and R$42,947 in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$23,490 in Unibanco and R$21,379 in Unibanco Consolidated, changes in technical provisions for insurance, capitalization and retirement plans, in the amount of R$218,272, insurance claims in the amount of R$153,208, private retirement plans benefits expenses in the amount of R$29,312 and other insurance and private retirement plans expenses in the amount of R$36,624 and credit card selling expenses in the amount of R$49,012 in Unibanco Consolidated.

Amounts expressed in thousands of Brazilian reais

(d) Assets leased to third parties, in the amount of R$1,634,630, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,248,023 the residual value received in advance from these lessees amounts to R$924,439

(e) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At December 31, 2001, the insurance coverage on properties and other assets in use totaled R$509,499 in Unibanco and R$1,056,804 in Unibanco Consolidated.

(f) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$14,765 in Unibanco and R$14,370 in Unibanco Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$40,235 in Unibanco and R$41,307 in Unibanco Consolidated and the debt recorded as liabilities would be R$42,129 in Unibanco and R$42,379 in Unibanco Consolidated.

23. Change in Classification and Valuation of Marketable Securities and Derivative Financial Instruments

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The management is presently assessing the impact of the application of these new criteria on financial position of Unibanco.

Amounts expressed in thousands of Brazilian reais

7015 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)
01	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	613,349,683	99.854
02	Unipart Participações Internacionais Ltd.	521028	Holding	Non-Financial Institution	1,322,400	90.844
03	Bus Holdings S.A.	04.215.727/0001-47	Holding	Non-Financial Institution	388,680	37.987
04	Caixa Brasil Participações S.A.	04.085.359/0001-60	Holding	Non-Financial Institution	123,304,050,478	100.000
05	Banco Credibanco S.A.	33.461.468/0001-32	Credit Card	Financial Institution	410,707,532	98.883
06	Banco Fininvest S.A.	33.098.518/0001-69	Bank	Financial Institution	4,959	99.799
07	Banco Dibens S.A.	61.199.881/0001-06	Bank	Financial Institution	2,992,963,154	51.000
08	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	253,368	99.999
09	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	60,000,000	99.999
10	Banco1.net S.A.	03.012.230/0001-69	Bank	Financial Institution	21,775,476	64.690
11	Unibanco Securities Ltd.	521120	Security Broker	Financial Institution	17,770,000	100.000
12	Unibanco Asset Management – Banco de Investimento S.A.	59.608.174/0001-84	Asset Management	Financial Institution	2,628,441	89.500
13	Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda.	02.868.100/0001-60	Security Dealer	Financial Institution	1,500,000	99.999
14	Unibanco Companhia Hipotecária	01.501.905/0001-08	Real Estate Loans	Financial Institution	3,999,997	99.999
15	Unibanco Participações Internacionais Ltda.	02.011.721/0001-22	Holding	Non-Financial Institution	9,117	99.989

Amounts expressed in thousands of Brazilian reais

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years	Market Value	Book Value
00.0.0.01.01.00	National Treasure Securities	63.74	3,323,833.11	630,918.80	404,326.93	23,541.18	55,273.14	-	4,486,924.13	4,437,956.90
00.0.0.01.02.00	Brazilian Central Bank Securities	-	2,337,240.19	31,496.21	766,159.33	17,337.56	-	-	3,237,192.65	3,152,233.29
00.0.0.01.03.00	State Securities	11,792.37	-	-	-	-	-	-	-	11,792.37
00.0.0.01.07.00	Mortgage Notes	-	-	538.89	1,586.05	34,487.68	-	-	36,612.62	36,612,.62
00.0.0.01.08.00	Debentures	-	51,910.00	39,982.56	523,873.46	562,155.33	681,060.83	-	1,859,257.58	1.858.982,18
00.0.0.01.09.00	Listed Companies Equity Securities	133,737.39	-	-	-	-	-	-	143,229.71	133,737.39
00.0.0.01.10.00	Non-listed Companies Equity Securities	239.63	-	-	-	-	-	-	239.63	239.63
00.0.0.01.11.00	Others	14,517.81	2,600,112.70	564,179.54	94,312.78	103,498.69	84,856.90	184.50	3,450,215.76	3,461,662.92
00.0.0.01.00.00	**TOTAL**	**160,350.94**	**8,313,096.00**	**1,267,116.00**	**1,790,258.55**	**741,020.44**	**821,190.87**	**184.50**	**13,213,672.08**	**13,093,217.30**

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years
00.0.0.01.01.00	Own Portfolio	160,287.20	2,644,253.67	297,797.30	836,698.14	741,020.44	821,190.87	184.50
00.0.0.01.02.00	Subject to Repurchase Commitments	-	5,629,165.24	404,528.50	-	-	-	-
00.0.0.01.04.00	Subject to Brazilian Central Bank	-	23,340.05	540,906.36	498,079.31	-	-	-
00.0.0.01.05.00	Certificates of privatization	63.74	-	-	-	-	-	-
00.0.0.01.06.00	Linked to Guarantees Rendered	-	16,337.04	23,883.84	455,481.10	-	-	-
00.0.0.01.00.00	**Total**	**160,350.94**	**8,313,096.00**	**1,267,116.00**	**1,790,258.55**	**741,020.44**	**821,190.87**	**184.50**

Amounts expressed in thousands of Brazilian reais

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits	
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total
00.0.0.01.01.00	10 largest borrowers/clients	4,291,076.72	78.15	2,409,432.63	12.20	4,140.51	1,904,191.04	10.67
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,150,245.45	20.95	4,849,047.41	24.56	63,025.58	2,247,610.69	12.59
00.0.0.01.03.00	Next 100 largest borrowers/clients	49,572.06	0.90	3,032,909.49	15.36	25,431.11	1,132,166.21	6.34
00.0.0.01.04.00	Others	-	-	9,450,387.33	47.88	845,375.49	12,562,306.01	70.40
00.0.0.01.00.00	**Total**	**5,490,894.23**	**100.00**	**19,741,776.86**	**100.00**	**937,972.69**	**17,846,273.95**	**100.00**

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current				
Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years
00.1.1.00.00.00	Public Sector	-	-	12,781.52	49,016.43	49,016.43	134,795.17
00.1.1.02.00.00	Corporate Activity	-	-	12,781.52	49,016.43	49,016.43	134,795.17
00.1.1.02.01.00	Manufacturing	-	-	12,781.52	49,016.43	49,016.43	134,795.17
00.1.4.00.00.00	Private Sector	441,176.26	7,420,474.37	5,928,515.27	3,289,327.18	1,517,281.70	899,370.14
00.1.4.01.00.00	Agricultural	5,293.58	205,531.46	445,960.43	69,211.20	35,935.28	71,110.51
00.1.4.02.00.00	Manufacturing	52,162.76	3,264,555.50	2,491,778.96	1,319,169.50	716,977.10	409,891.67
00.1.4.03.00.00	Trade	71,648.11	1,795,902.53	271,707.87	212,524.27	128,674.91	36,076.31
00.1.4.04.00.00	Financial Services	1,003.46	219,452.21	565,639.27	142,809.13	5,015.48	4,739.45
00.1.4.05.00.00	Other Services	114,743.99	354,861.07	1,124,400.77	940,526.15	512,922.97	245,897.05
00.1.4.06.00.00	Individuals	184,159.57	1,564,919.16	987,811.26	493,846.07	26,832.69	2,585.25
00.1.4.07.00.00	Residential Construction Loans	12,164.79	15,252.44	41,216.71	111,240.86	90,923.27	129,069.90
00.1.5.00.00.00	Foreign Clients	-	22.39	-	-	-	-
00.1.0.00.00.00	**Total**	**441,176.26**	**7,420,496.76**	**5,941,296.79**	**3,338,343.61**	**1,566,298.13**	**1,034,165.31**

Amounts expressed in thousands of Brazilian reais

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits
00.1.4.00.00.00	**Private Sector**	**18,473,542.75**	**18,254,132.67**	**246,224.01**	**110,332.92**	**288,458.82**
00.1.4.01.00.00	Agricultural	296,598.01	190,217.61	-	744.98	-
00.1.4.02.00.00	Manufacturing	5,066,563,85	5,254,030.31	22,847.13	31,097.00	29,676.43
00.1.4.03.00.00	Trade	3,350,600.80	3,248,554.95	40,129.07	10,387.82	45,853.99
00.1.4.04.00.00	Financial Services	1,414,057.54	1,406,082.78	325.54	114.63	795.39
00.1.4.05.00.00	Other Services	3,499,552.50	3,341,735.06	33,222.80	22,031.66	47,458.34
00.1.4.06.00.00	Individuals	4,473,820.69	4,516,036.48	142,917.43	44,939.35	160,639.44
00.1.4.07.00.00	Residential Construction Loans	372,349.36	297,475.48	6,782.04	1,017.48	4,035.23
00.1.0.00.00.00	**Total**	**18,473,542.75**	**18,254,132.67**	**246,224,.01**	**110,332.92**	**288,458.82**

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits	
		Private Sector		Private Sector	
Code	Description	Private companies	Individuals	Private companies	Individuals
00.0.1.01.00.00	Local	1,593,880.50	215,509.63	9,290,508.04	474,514.43
00.0.1.01.01.00	The North	9,713.14	1,115.67	2,162.25	1,346.75
00.0.1.01.02.00	The Northeast	71,762.51	5,974.06	31,523.60	10,848.29
00.0.1.01.03.00	The Southeast	1,456,055.72	194,824.26	9,076,602.78	418,283.27
00.0.1.01.04.00	The Middle-west	19,407.28	4,318.40	52,088.19	4,516.17
00.0.1.01.05.00	The South	36,941.85	9,277.24	128,131.22	39,519.95
00.0.1.02.00.00	Abroad	157,050.80	248.26	840,190.33	-
00.0.1.00.00.00	**Total**	**1,750,931.30**	**215,757.89**	**10,130,698.37**	**474,514.43**

		Savings Deposits		
		Private Sector		
Code	Description	Private companies	Individuals	Lending Operation Portfolio
00.0.1.01.00.00	Local	332,999.41	4,463,090.90	17,611,692.18
00.0.1.01.01.00	The North	209.40	24,051.17	36,710.61
00.0.1.01.02.00	The Northeast	2,528.38	126,543.22	475,923.80
00.0.1.01.03.00	The Southeast	319,946.18	4,112,895.92	16,340,487.47
00.0.1.01.04.00	The Middle-west	4,330.62	39,716.60	385,466.78
00.0.1.01.05.00	The South	5,984.83	159,883.99	373,103.52
00.0.1.02.00.00	Abroad	-	-	2,130,084.68
00.0.1.00.00.00	**Total**	**332,999.41**	**4,463,090.90**	**19,741,776.86**

Amounts expressed in thousands of Brazilian reais

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

Code	Description	Amounts by Risk Level AA	A	B	C	D
00.0.0.01.01.00	Hot-money	4,595.11	8,841.40	9,120.61	4,816.23	-
00.0.0.01.02.00	Loans	3,629,891.70	988,280.72	901,670.59	1,031,321.28	339,707.16
00.0.0.01.03.00	Discounted Loans, Notes and Bills	32,359.25	52,916.81	31,165.26	8,883.36	1,890.27
00.0.0.01.04.00	Overdraft Loans	331,258.39	332,535.15	38,411.31	82,741.04	2,114.17
00.0.0.01.05.00	Individual Loans	368,414.83	154,239.37	104,561.11	33,084.83	13,573.52
00.0.0.01.06.00	Individual Financing	389,938.53	148,464.00	44,521.38	28,553.42	11,140.82
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	399,499.25	322,456.54	93,880.34	165,502.99	7,838.59
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	248,082.96	37,013.26	24,320.80	66,657.40	1,595.84
00.0.0.01.09.00	Vendor	556,545.40	76,913.77	12,925.35	25,911.01	165.13
00.0.0.01.10.00	Purchase Financing	125,840.81	143,091.89	36,639.40	28,903.08	317.06
00.0.0.01.11.00	Agricultural	360,610.55	250,069.60	73,297.12	60,024.96	4,780.47
00.0.0.01.12.00	Real Estate Loans	277,086.69	52,991.11	33,207.16	53,276.00	11,182.15
00.0.0.01.15.00	Other Financing	3,101,127.00	1,086,970.01	668,778.34	951,432.95	40,610.73
00.0.0.01.16.00	Leasing Financing	-	-	-	113.58	-
00.0.0.01.19.00	Other Loans	90,873.23	31,990.59	93,985.24	22,621.77	880.99
00.0.0.01.00.00	**Total**	**9,916,073.70**	**3,686,774.22**	**2,166,484.02**	**2,563,843.90**	**435,796.90**

Code	Description	Amounts by Risk Level E	F	G	H	Total	Total Guaranteed
00.0.0.01.01.00	Hot-money	66.57	-	-	561.40	28,001.33	-
00.0.0.01.02.00	Loans	112,213.29	109,196.96	149,539.57	310,662.97	7,572,484.24	560,017.67
00.0.0.01.03.00	Discounted Loans, Notes and Bills	1,337.63	992.05	2,175.26	6,668.66	138,388.55	120,966.11
00.0.0.01.04.00	Overdraft Loans	138.72	146.77	154.43	625.88	788,125.86	-
00.0.0.01.05.00	Individual Loans	9,023.03	7,511.83	6,280.92	33,423.45	730,112.89	-
00.0.0.01.06.00	Individual Financing	6,740.09	4,653.62	3,264.10	12,199.63	649,475.59	644,435.05
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	3,297.62	491.91	48.49	551.20	993,517.23	342,003.67
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	893.31	172.96	253.64	3,229.40	382,219.57	131,573.45
00.0.0.01.09.00	Vendor	-	-	-	4.84	672,465.50	-
00.0.0.01.10.00	Purchase Financing	-	-	-	-	334,792.24	-
00.0.0.01.11.00	Agricultural	35,681.01	157.16	4,297.62	44,123.97	833,042.46	730,305.22
00.0.0.01.12.00	Real Estate Loans	5,992.88	4,183.63	2,981.87	30,118.53	471,020.02	463,125.34
00.0.0.01.15.00	Other Financing	14,516.24	7,493.74	7,684.13	8,787.13	5,887,400.27	3,943,541.43
00.0.0.01.16.00	Leasing Financing	-	-	-	-	113.58	-
00.0.0.01.19.00	Other Loans	1,010.62	3,695.48	12,237.73	3,321.88	260,617.53	50,104.77
00.0.0.01.00.00	**Total**	**190,911.31**	**138,696.11**	**188,917.76**	**454,278.94**	**19,741,776.86**	**6,986,072.71**

Amounts expressed in thousands of Brazilian reais

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other
00.0.0.01.01.00	Lending Operations	6,722,759.92	1,631,477.55	681,423.18	5,266,616.70	3,803,031.60
00.0.0.01.02.00	Leasing Operations	113.58	-	-	-	-
00.0.0.01.03.00	Other	149,964.80	8,870.36	896.82	1,451,286.75	25,335.60
00.0.0.01.00.00	**Total**	**6,872,838.30**	**1,640,347.91**	**682,320.00**	**6,717,903.45**	**3,828,367.20**

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies	
Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties
00.0.0.01.01.00	Assignment of loan with co-obligation	7,891.69	-	-	7,873.45
00.0.0.01.00.00	**Total**	**7,891.69**	**-**	**-**	**7,873.45**

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	1,993.38	1,515,782.94	848.13	592,571.93	353.10	313,622.00
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	22.51	303,688.64	10.80	150,211.95	4.73	64,545.94
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	10.04	314,294.16	5.13	159,957.37	1.67	50,206.58
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	3.66	252,536.14	1.97	143,734.63	0.62	45,420.08
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	3.06	656,533.41	1.76	368,794.03	0.61	132,505.68
00.0.0.01.06.00	Over to R$ 500,000.00	1.63	6,873,238.41	0.74	2,271,504.31	0.36	1,560,183.74
00.0.0.01.00.00	**Total**	**2,034.28**	**9,916,073.70**	**868.53**	**3,686,774.22**	**361.09**	**2,166,484.02**

		C		D		E	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	146.82	178,194.43	84.86	136,291.54	33.93	53,922.29
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.84	53,087.75	3.00	41,556.77	1.08	14,798.35
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.92	58,764.64	1.47	43,724.69	0.54	15,814.07
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.70	50,130.96	0.39	26,357.44	0.12	8,015.07
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.77	168,099.20	0.27	53,980.01	0.07	15,018.45
00.0.0.01.06.00	Over to R$ 500,000.00	0.49	2,055,566.92	0.06	133,886.45	0.02	83,343.08
00.0.0.01.00.00	**Total**	**154.54**	**2,563,843.90**	**90.05**	**435,796.90**	**35.76**	**190,911.31**

Amounts expressed in thousands of Brazilian reais

		F		G		H	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	27.21	42,944.99	24.81	37,662.84	98.70	138,469.47
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.86	11,933.69	0.75	10,201.94	2.91	39,736.36
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.38	11,453.65	0.34	10,550.05	1.56	41,117.99
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.11	7,253.03	0.09	6,220.67	0.56	39,127.85
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	12,685.32	0.05	9,015.36	0.36	69,888.07
00.0.0.01.06.00	Over R$ 500,000.00	0.01	52,425.43	0.02	115,266.90	0.08	119,939.20
00.0.0.01.00.00	**Total**	**28.63**	**138,696.11**	**26.06**	**188,917.76**	**104.17**	**454,278.94**

7026 - FIXED ASSETS IN USE

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.1.01.00.00	Furniture and Equipment	1,491.83	38.59	436.29	1,094.13
00.0.1.03.00.00	Land and Buildings in Use	103,303.29	6,926.97	1,251.84	108,978.42
00.0.1.03.01.00	Land and Buildings	103,303.29	6,926.97	1,251.84	108,978.42
00.0.1.04.00.00	Furniture and Equipment	66,437.70	8,218.34	3,182.72	71,473.32
00.0.1.05.00.00	Other	257,762.62	29,448.27	17,226.79	269,984.10
00.0.1.00.00.00	**Total**	**428,995.44**	**44,632.17**	**22,097.64**	**451,529.97**

7027 - FUNDING BY MATURITY

		Maturity						
Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years
00.0.1.01.00.00	Deposits	6,762,779.50	2,979,603.29	2,449,383.58	5,499,575.70	154,931.88	-	-
00.0.1.01.01.00	Demand Deposits	1,964,380.62	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	2,502,354.64	2,448,445.59	5,499,480.69	154,931.88	-	-
00.0.1.01.03.00	Savings Deposits	4,796,090.31	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	477,248.65	937.99	95.01	-	-	-
00.0.1.01.05.00	Foreign Deposits	2,308.57	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	7,912,804.67	5,613.45	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	122.61	363.78	525.45	525.45	202.96	-
00.0.1.04.00.00	Foreign Borrowings	-	1,874,424.65	2,682,313.30	432,654.51	17,823.68	42,276.52	-
00.0.1.05.00.00	Local Onlendings	-	195,530.49	946,048.98	1,339,263.83	883,354.48	896,289.36	12,883.59
00.0.1.00.00.00	**Total**	**6,762,779.50**	**12,962,485.71**	**6,083,723.09**	**7,272,019.49**	**1,056,635.49**	**938,768.84**	**12,883.59**

Amounts expressed in thousands of Brazilian reais

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group		
Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency
00.0.0.01.00.0	Required Stockholders' Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	4,975,148.18	6,203,473.08	1,228,324.90
00.0.0.01.01.00	Credit Risk	-	-	-	4,685,202.46	-	-
00.0.0.01.02.00	Foreign Currency Market Risk	-	-	-	248,798.50	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	41,147.22	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,322,266.05	4,260,788.08	(61,477.97)
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	763,000.00	5,820,455.52	5,057,455.52	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	763,000.00	3,690,601.81	2,927,601.81	-	-	-

7029 - BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) on the Period (+/-)
1	5385500	Patriarca	37,869,229.06	32,857,985.89	(379,247.20)
2	80026000	Ilhas Cayman/Grand Cayman	5,410,290.90	4,789,682.77	(572.46)
3	80085500	Nassau/Bahamas	3,565,348.36	3,034,349.83	52,183.85
4	8902700	Business Center Paulista	731,094.21	711,448.60	636.42
5	9631700	Business Center Rio	350,881.47	346,994.96	549.18
6	9607400	Business Center Sto. Amaro	198,727.52	188,436.68	4,299.44
7	12250400	São Bernardo do Campo	152,032.78	143,030.70	4,942.34
8	774800	Jardim Paulista	145,458.55	145,060.22	(530.56)
9	3331500	Sete de Setembro - RS	102,294.95	95,066.51	2,895.45
10	14198300	Santos Dumont	75,936.40	75,725.51	(487.92)

Amounts expressed in thousands of Brazilian reais

7030 - CHARGES AND TAXES

Code	Description	TOTAL
00.0.0.01.01.00	Social Security	61,255.46
00.0.0.01.02.00	Private Retirement	171.94
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	19,952.87
00.0.0.01.05.00	Compensation for Hired Employees	8,968.48
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,135.48
00.0.0.01.07.00	Other Employees Benefits	38,581.11
00.0.0.01.00.00	TOTAL CHARGES	131,065.34
00.0.0.02.01.00	IOF (Tax on Financial Operations)	44,119.39
00.0.0.02.02.00	Income Taxes	203,036.26
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Account)	286,864.66
00.0.0.02.04.00	PIS/PASEP (Employee's Profit Participation Program)	7,864.01
00.0.0.02.05.00	Tax for Social Security Financing	36,295.40
00.0.0.02.06.00	ISS (Municipal Services Tax)	11,359.40
00.0.0.02.07.00	Others	2,621.82
00.0.0.02.00.00	**TOTAL TAXES**	**592,160.94**

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter	
Code	Description	Quantity (by thousand)	Transaction
00.0.0.01.01.00	Demand Deposits	14.41	1,422,447.07
00.0.0.01.06.00	Collections	38.14	59,683.80
00.0.0.01.00.00	**Total**	**52.55**	**1,482,130.87**

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (by thousand)	Transaction
00.0.1.01.00.00	Clearing Check	39,268.71	28,112,400.15
00.0.1.01.01.00	Conventional System	54.29	283,114.09
00.0.1.01.02.00	Electronic System	39,214.42	27,829,286.06
00.0.1.02.00.00	Electronic Draft	59.47	38,430.05
00.0.1.03.00.00	Electronic Transfers	331.96	36,439.33
00.0.1.04.00.00	Electronic Collection	10,512.02	9,568,527.59
00.0.1.00.00.00	**Total**	**50,172.16**	**37,755,797.12**

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-simile: (11) 258-8456
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended December 31, 2001, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2. Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3. The financial statements of the main consolidated subsidiaries described in item (8) of the Note 10 of the schedule 7014, for the quarter ended December 31, 2001, were reviewed by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4. Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quartely financial information.

5 Additionally, we have reviewed the statement of cash flows (Parent Company and Consolidated) for the quarter ended December 31, 2001, presented in Note 20 to the schedule 7014, applying the same procedures that are described in Paragraph 2 above. This statement is not required by Brazilian Corporate Law and is intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statement of cash flows in order for it to be in conformity with accounting practices.

6. The Quarterly Financial Information (IFT) also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of December 31, 2001 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

8. We performed the review of the quarterly financial information for the quarter ended December 31, 2001 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. for the six-month period and for the year ended December 31, 2001 and issued an unqualified opinion thereon, dated February 15, 2001.

9. This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, February 15, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

Amounts expressed in thousands of Reais

7034 - PROVISIONS

Code	Description	Prior Quarter	Addition	Reductions	Reference Quarter
00.0.0.01.00.00	**ASSETS**	**1,067,102.63**	**234,660.28**	**292,969.92**	**1,008,792.99**
00.0.0.01.02.00	Federal Government Securities	11,535.11	291.54	-	11,826.65
00.0.0.01.03.00	State and Municipal Securities	11,792.37	-	11,792.37	-
00.0.0.01.04.00	Marketable Equity Securities	16,703.07	-	11,772.37	4,930.70
00.0.0.01.05.00	Other Securities	62,373.74	14,870.28	23,181.07	54,062.95
00.0.0.01.06.00	Lending Operations	925,767.38	219,372.51	239,545.89	905,594.00
00.0.0.01.07.00	Leasing Operations	3.59	-	0.18	3.41
00.0.0.01.08.00	Other Credits	38,927.37	125.95	6,678.04	32,375.28
00.0.0.04.00.00	**LIABILITIES**	**639,646.62**	**35,504.59**	**26,471.02**	**648,680.19**
00.0.0.04.03.00	Labor Contingencies	204,893.96	-	22,852.24	182,041.72
00.0.0.04.04.00	Civil Contingencies	92,939.95	8,425.12	3,618.78	97,746.29
00.0.0.04.05.00	Other Contingencies	341,812.71	27,079.47	-	368,892.18

7035 - CAPITAL

Code	Description	Number of Shares (thousand)
00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	138,588,212.21
00.0.1.01.01.00	Common Shares - Local Residents	75,192,814.13
00.0.1.01.02.00	Common Shares - Foreign Residents	375,930.22
00.0.1.01.03.00	Preferred Shares - Local Residents	17,642,180.68
00.0.1.01.04.00	Preferred Shares - Foreign Residents	45,377,287.18
00.0.1.02.00.00	Treasury Shares	2,297,621.11
00.0.1.02.02.00	Preferred Shares	2,297,621.11

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share/Quota	Remuneration per Share/Quota
1	01/22/2002	1 - Dividends	01/31/2002	1 - Common	0.001180100000000
2	01/22/2002	1 - Dividends	01/31/2002	2 - Preferred	0.001298100000000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

Amounts expressed in thousands of Reais

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	**Guarantees Provided**	**4,139,187.29**	**1,245,763.07**	**1,390,633.19**	**3,994,317.17**
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	143,486.21	215,522.06	75,255.91	283,752.36
00.0.0.01.02.00	Individuals and Non-Financial Companies	9,342.24	-	121.08	9,221.16
00.0.0.01.03.00	Others	3,986,358.84	1,030,241.01	1,315,256.20	3,701,343.65
00.0.0.02.00.00	**Co-Obligation for Credit Assignment**	**75,174.49**	**7,891.69**	**7,077.71**	**75,988.47**
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	75,174.49	7,891.69	7,077.71	75,988.47

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total
00.0.0.01.00.00	**ASSETS**	**1,847,141.91**	**5,807,960.17**	**7,655,102.08**
00.0.0.01.01.00	Cash And Due From Banks	326,573.39	24,915.92	351,489.31
00.0.0.01.02.00	Marketable Securities	-	3,668,025.61	3,668,025.61
00.0.0.01.03.00	Lending Operations	-	2,106,277.53	2,106,277.53
00.0.0.01.04.00	Other Credits	1,520,568.52	8,741.11	1,529,309.63
00.0.0.04.00.00	**LIABILITIES**	**4,739,235.83**	**6,792,251.30**	**11,531,487.13**
00.0.0.04.01.00	Deposits	2,308.56	1,408,527.03	1,410,835.59
00.0.0.04.02.00	Other Fundings	2,370,660.32	2,699,314.88	5,069,975.20
00.0.0.04.03.00	Borrowings	2,365,083.27	2,684,409.39	5,049,492.66
00.0.0.04.04.00	Onlendings in Brazil	1,183.68	-	1,183.68

Code	Description	By Currency					
		Dollar	Euro	Pound	Swiss Franc	YEN	Other
00.0.0.01.00.00	**ASSETS**	**7,240,782.79**	**238,878.97**	**11,391.22**	**7,274.91**	**131,964.84**	**24,809.35**
00.0.0.01.01.00	Cash And Due From Banks	276,900.76	41,799.23	10,366.35	3,338.62	2,825.25	16,259.10
00.0.0.01.02.00	Marketable Securities	3,568,952.48	95,925.28	-	-	-	3,147.85
00.0.0.01.03.00	Lending Operations	1,977,854.32	-	-	-	128,423.21	-
00.0.0.01.04.00	Other Credits	1,417,075.23	101,154.46	1,024.87	3,936.29	716.38	5,402.40
00.0.0.04.00.00	**LIABILITIES**	**10,935,061.96**	**187,105.25**	**245,479.65**	**22,285.79**	**73,074.99**	**68,479.49**
00.0.0.04.01.00	Deposits	1,393,195.43	17,639.94	-	-	-	0.22
00.0.0.04.02.00	Other Fundings	4,723,577.57	92,918.59	235,403.60	402.24	1,429.21	16,243.99
00.0.0.04.03.00	Borrowings	4,818,288.96	76,546.72	10,076.05	21,883.55	71,645.78	51,051.60
00.0.0.04.04.00	Onlendings in Brazil	-	-	-	-	-	1,183.68

Amounts expressed in thousands of Reais

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Income, Dividends and Shareholders' Equity

Unibanco's fourth quarter 2001 net income reached R$241 million and net equity per 1000 shares reached R$1.72 in this same quarter.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$171 million representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002. For each *Unit* there were dividends of R$2.4874 per 1,000, of Units attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

The stockholder's equity reached R$6.1 billion in December, 2001, which corresponds to a book value per 1000 shares of R$43.82. Annualized ROAE and ROAA were of 16.8% and 1.7% respectively, in the fourth quarter.

Basle Capital Adequacy Ratio

The Basle capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.7% in December 2001.

Assets and Liabilities

The Group's total assets reached R$55.6 billion in December 2001, R$25.4 billion of the asset total consisted of loan operations, leasing and other credits. R$15.5 billion represented its investments and the securities portfolio (mainly federal government securities), whereas interbank liquidity investments amounted to R$4.7 billion.

Unibanco's consolidated provisions for non-performing loans, calculated by Central Bank of Brazil Resolution 2,682, totaled R$1.5 billion at the end of 2001, representing 6% of the total credit risk.

Unibanco's total funding, including portfolios and investment funds under management amounting to R$20.4 billion, totaled R$63.7 billion at the end of the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2002

UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.

By: /s/ César Augusto Sizenando Silva
César Augusto Sizenando Silva
Vice-Presidente Corporativo

By: /s/ Adalberto de Moraes Schettert
Adalberto de Moraes Schettert
Diretor Vice-Presidente